EXHIBIT 10.7

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement is entered into as of December 8, 2003, by and between Sypris Technologies, Inc., a Delaware corporation (“Buyer”), and Dana Corporation, a Virginia corporation (“Dana”).

This Agreement contemplates a transaction in which Buyer will purchase certain of the assets (and assume certain of the liabilities) of the Morganton Plant (the “Business”) of Dana in return for cash. In return for this cash consideration and the assumption of certain liabilities, Dana has agreed to enter into an eight-year Supply Agreement to (i) preserve the existing business of the Business, (ii) transfer additional business to Buyer and its affiliates, and (iii) provide opportunities for Buyer and its affiliates to generate additional business with Dana.

This Agreement and the Supply Agreement are integral parts of the same transaction. Each is, in part, consideration for the other. It is Dana’s intention to deliver, subject to market conditions, the estimated annual production volumes contemplated by Exhibit 1 and Exhibit 2 of the Supply Agreement to Buyer over the term of the Supply Agreement.

The Supply Agreement provides for Buyer to serve as the sole-source for the part numbers (and their replacements and/or substitutions, if any) listed on Exhibits 1 and 2, but Dana in no way guarantees that the actual production volumes to be received by Buyer will be equal to the estimated annual production volumes listed on Exhibits 1 and 2 of the Supply Agreement.

Under this Agreement, as provided more specifically herein, Dana will retain responsibility for all liabilities and obligations arising out of or related to the ownership or operation of the Acquired Assets or the business of the Business prior to Closing, including events related thereto which occur prior to Closing.

The Parties agree as follows:

1.	Definitions.

1.1. “Actual Cash Purchase Price” is defined in §2.7 below.

1.2. “Acquired Assets” means all right, title, and interest in and to the following assets of Dana, other than the Excluded Assets, constituting and relating primarily to the Business:

(a) personal property leases listed in Part 1.2(a) of the Disclosure Letter (the “Personal Property Leases”);

(b) those contracts including, without limitation, customer contracts, distributor agreements, agency agreements, royalty and license agreements and rights, purchase agreements, rights to use technology owned by others and all other agreements of whatever nature used by or affecting the Business, which are listed in Part 1.2 (b) of the Disclosure Letter (the “Purchased Contracts”);

(c) inventory including, but not limited to, supplies, raw materials, component parts, work-in-progress and finished goods on hand, the most recently available list of which is listed in Part 1.2(c) of the Disclosure Letter (the “Inventory”), except for those raw materials or components, if any, which have been consigned to the Business by its customers under the consignment arrangements identified and described in Part 1.2(c) of the Disclosure Letter and transferred subject thereto and except for the inventory specifically associated with the Retained Products;

(d) equipment, dies, tooling, tooling fixtures, racks, spare parts, fittings, vans, trucks, trailers, office furniture, fixtures, supplies, process, maintenance and equipment drawings and other tangible personal property, including, without limitation, the personal property listed in Part 1.2(d) of the Disclosure Letter (the “Fixed Assets”), except for customer tooling which has been consigned to the Business by its customers (both unrelated customers and other facilities of Dana), the possession of which shall be transferred to Buyer subject to the terms of the consignment arrangements, if any, identified and described in Part 1.2(d) of the Disclosure Letter (and transferred subject thereto) and the terms and conditions of the Supply Agreement;

(e) on-site computer and telecommunications hardware and software owned and used primarily by Dana, which hardware is listed in Part 1.2(d) of the Disclosure Letter as Fixed Assets and which software is listed in Part 1.2(e) of the Disclosure Letter (the “Software”), but excluding software licensed on a Dana-wide basis, designated in Part 1.2(e) of the Disclosure Letter (the “Excluded Software”);

(f) real property and improvements located thereon listed in Part 1.2(f) of the Disclosure Letter (the “Real Property”);

(g) Trademarks and Trade Secrets, goodwill associated therewith, licenses and sublicenses granted and obtained with respect thereto, and rights thereunder, remedies against infringements thereof, and rights to protection of interests therein under the laws of all jurisdictions, including, without limitation, the intangible assets set forth in Part 1.2(g) of the Disclosure Letter;

(h) all operating data, books and records of Dana relating to the Business, including customer lists and information relating to customers and suppliers of the Business;

(i) to the extent permitted by law, all licenses, certificates, permits and other governmental authorizations relating to the Business, including, without limitation, those set forth in Part 1.2(i) of the Disclosure Letter (the “Licenses and Permits”);

(j) all prepaid expenses to the extent that Buyer derives a benefit after Closing, as set forth on Part 1.2(j) of the Disclosure Letter;

(k) the Know-How and all other assets, whether tangible or intangible, which are used in, held by, or useful to the Business except for any Excluded Assets and except for any leases or contracts not included within the Personal Property Leases and the Purchased Contracts;

(l) a nonexclusive, worldwide, perpetual, fully-paid license to use the Process Patents; and

(m) a quantity of unused spare parts (that have been fully expensed and therefore has zero book value on the Estimated and Closing Balance Sheets) that is equal to the average of two month’s usage, or roughly $130,000 of original cost, and a quantity of unused perishable tooling (that has been fully expensed and therefore has zero book value on the Estimated and Closing Balance Sheets) that is equal to the average of one month’s usage, or roughly $160,000 of original cost and the balance of which is carried by vendors to Dana).

1.3. “Adverse Consequences” means all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs, liabilities, obligations, taxes, liens, losses, expenses, and fees, including court costs and reasonable attorneys’ fees and expenses.

1.4. “Affiliate” is defined in Rule 12b-2 of the regulations promulgated under the Securities Exchange Act of 1934, as amended.

1.5. “Assumed Liabilities” means the following liabilities and obligations directly related to the ownership of the Acquired Assets or the operation of the business of the Business, but excluding any Excluded Liabilities, and no others:

(a) all liabilities and obligations of Dana which arise or (to the extent reflected on the Closing Balance Sheet) are to be performed after the Closing Date (except for those relating to pre-Closing defaults (including actions, events or practices which may be the basis for a claim of such a pre-Closing default)) under any Purchased Contract or Personal Property Lease;

(b) any operating liabilities (if required by GAAP to be reflected on the Closing Balance Sheet, then to the extent reflected on the Closing Balance Sheet) that have been specifically agreed to by the parties in order to facilitate the smooth transfer of the manufacturing operation of the Business and which are listed in Part 1.5(b) of the Disclosure Letter;

(c) all warranty liability arising from services performed by Buyer or the Business with respect to products marked with a code or other device indicating manufacture after the Closing Date;

(d) any liability or obligation resulting from workers’ compensation claims having a date of injury (or, in the case of a claim relating to illness or occupational disease, the last significant exposure, except to the extent the illness or occupational disease was caused by a breach of representation under this Agreement and Buyer makes a claim for indemnification under the applicable survival period) after the Closing Date and any liabilities resulting from any such claims to the extent arising out of any violation of environmental laws occurring after the Closing; and

(e) all liabilities and obligations of or related to the Acquired Assets arising after the Closing Date to the extent such liabilities and obligations resulted from circumstances and/or events occurring after the Closing Date.

1.6. “Business” is defined in the preface above.

1.7. “Buyer” is defined in the preface above.

1.8. “Closing” is defined in §2.5 below.

1.9. “Closing Balance Sheet” means a statement prepared in accordance with Section 2.7 on a consistent basis with the Estimated Closing Balance Sheet, in accordance with GAAP, that reflects as of the Closing Date the sum of (a) the actual book value of the inventory (before reserves), (b) the actual net book value of the PP&E (net of accumulated depreciation), and (c) the actual book value of the prepaid expenses listed on Part 1.2(j) of the Disclosure Letter; less the actual book value of the Assumed Liabilities listed on Part 1.5(b) of the Disclosure Letter (the “Actual Cash Purchase Price”).

1.10. “Closing Date” is defined in §2.5 below.

1.11. “Code” means the Internal Revenue Code of 1986, as amended.

1.12. “Confidential Information” means any information concerning the businesses and affairs of Dana or of the Business that is not already generally available to the public.

1.13. “Dana” is defined in the preface above.

1.14. “Disclosure Letter” is defined in §3 below.

1.15. “Employee Benefit Plan” means each bonus, pension (as defined in ERISA §3(2)), profit sharing, deferred compensation arrangement, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, retirement, vacation, severance, disability, death benefit, hospitalization, medical, employment, consulting, termination or indemnification agreement, welfare or other plan, arrangement or understanding (whether or not legally binding), including multi-employer plans as defined in ERISA §3(37), providing compensation or benefits to any current or former employee, officer or director of Dana maintained, or contributed to, by Dana.

1.16. “Encumbrance” means any charge, claim, community property interest, equitable interest, lien, option, pledge, security interest, right of first refusal or restriction of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.

1.17. “Environment” means soil, land surface or subsurface strata, surface waters (including navigable waters, streams, ponds, drainage basins and wet lands), ground waters, drinking water supply, stream sediments, ambient air (including indoor air), plant and animal life, and any other environmental medium or natural resource.

1.18. “Environmental, Health and Safety Requirements” means all federal, state, local and foreign statutes, regulations, ordinances and similar provisions having the force or effect of law, all judicial and administrative orders and determinations, and all common law concerning public health and safety, worker health and safety, and pollution or protection of the Environment, including, without limitation, all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, or cleanup of any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise or radiation.

1.19. “Environmental, Health and Safety Liabilities” means any cost, damage, expense, liability, obligation or other responsibility arising pursuant to Environmental, Health and Safety Requirements and consisting of or relating to:

(a) any environmental, health or safety matters or conditions (including on-site or off-site contamination, occupational safety and health, and regulation of chemical substances or products);

(b) fines, penalties, judgments, awards, settlements, legal or administrative proceedings, damages, losses, claims, demands and response, investigative, remedial, or inspection costs and expenses arising under Environmental, Health and Safety Requirements;

(c) financial responsibility under Environmental, Health and Safety Requirements for cleanup costs or corrective action, including any investigation, cleanup, removal, containment, or other remediation or response actions (“Cleanup”) required by applicable Environmental, Heath and Safety Requirements (whether or not such Cleanup has been required or requested by any governmental body or any other Person) and for any natural resource damages; or

(d) any other compliance, corrective, investigative or remedial measures required under Environmental, Health and Safety Requirements.

The terms “removal,” “remedial,” and “response action,” include the types of activities covered by the United States Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §9601 et seq., as amended (“CERCLA”).

1.20. “Environmental Law” means any applicable federal, state, local or foreign law (including common law), judicial decision, permit, statute, ordinance, rule, regulation, code, order, judgment, decree or injunction relating to (a) the protection of the Environment (including, without limitation, air, water, vapor, surface water, groundwater, drinking water and surface water and surface or subsurface land), (b) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, protection, release or disposal of, pollutants, contaminants, wastes or chemicals or any toxic, radioactive, ignitable, corrosive, reactive or otherwise Hazardous Substance, waste or Material or (c) the effect of the environment on human health or safety.

1.21. “Estimated Cash Purchase Price” is defined in §2.3 below.

1.22. “Estimated Closing Balance Sheet” means an estimated balance sheet of the Business prepared by Dana and accepted by Buyer in accordance with GAAP reflecting the estimated net book value of the sum of: (a) the inventory (before reserves), (b) the PP&E (net of accumulated depreciation), and (c) the prepaid expenses listed on Part 1.2(j) of the Disclosure Letter; less the estimated book value of the Assumed Liabilities listed on Part 1.5(b) of the Disclosure Letter as of the Closing Date.

1.23. “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

1.24. “Excluded Assets” means:

(a) any cash and cash equivalents presented on a basis consistent with the Financial Statements, whether on deposit or in lock boxes or otherwise;

(b) any accounts receivable and intercompany accounts;

(c) the Excluded Software;

(d) customer-owned and supplier-owned equipment and tooling, including those items listed on Part 1.24(d) of the Disclosure Letter;

(e) all returnable containers;

(f) all unused perishable tooling and all unused spare parts in excess of the amounts referred to in Section 1.2(m);

(g) all prepaid expenses listed on Part 1.2(j) of the Disclosure Letter;

(h) all tax refund claims, to the extent relating to periods prior to the Closing Date;

(i) any rights of Dana in and with respect to the assets associated with its Employee Benefit Plans;

(j) any of the rights of Dana under this Agreement (or under any side agreement between Dana on the one hand and Buyer on the other hand entered into on or after the date of this Agreement);

(k) any capitalized Oracle costs, non-deployed assets (including those stored in the “Butler Shed”), and all equipment used exclusively for the production of those Retained Products other than Mack, including those items listed on Part 1.24(k) of the Disclosure Letter; and

(l) all inventory, tooling (perishable or durable) and spare parts used exclusively for the production of Parts for the Retained Products.

1.25. “Excluded Liabilities” means:

(a) any intra-company obligation between the Business, Dana and any other Affiliate of Dana;

(b) any accounts payable or accrued liabilities existing on the Closing Date (including work completed, but not yet invoiced) (other than those liabilities specifically assumed under §1.5(a) or (b);

(c) any liability or obligation of Dana for any local, state or federal income, personal property, real property or other tax, assessment or levy of any kind;

(d) any current or long-term liability or obligation of Dana with respect to indebtedness for borrowed money;

(e) any liability or obligation of Dana with respect to occurrences prior to the Closing Date;

(f) any liability or obligation of Dana for any injury to or death of any person or damage to or destruction of any property, whether based on negligence, strict liability, enterprise liability, products liability or any other legal or equitable theory (including consequential damages) arising from products manufactured or sold or services rendered by Dana on or prior to the Closing Date, in all cases;

(g) any liability of Dana for (i) occurrences prior to the Closing Date with respect to any past or present employee which could give such employee a cause of action against Dana, including, but not limited to, any employment discrimination claims, (ii) any claims, damages, liability or other amounts with respect to Employee Benefit Plans, arising at any time, and (iii) expenses paid or payable to former employees whose employment has been terminated by Dana prior to the Closing Date;

(h) any action, suit, claim or proceeding against Dana based on facts or circumstances occurring prior to the Closing Date;

(i) any liability or obligation of Dana arising prior to the Closing Date with respect to the Personal Property Leases and the Purchased Contracts, whenever asserted, that arises as a result of a breach or violation thereof occurring prior to the Closing Date;

(j) any liabilities resulting from medical coverage, dental coverage and/or disability coverage of Dana’s employees and former employees with respect to claims at any time for any former employee who is retired as of the Closing, and with respect to claims for any employee who is on a personal medical leave or long term disability leave as of the Closing, for all claims incurred during such leave both before and after the Closing (with respect to the foregoing, Dana shall bear these liabilities as set forth in Section 6.14), and with respect to any claims incurred prior to the Closing Date, whether or not reported as of the Closing Date. A claim shall be deemed to have been incurred when the service is provided; provided, however, a claim for a hospitalization stay (and medical treatment during such stay) which begins prior to the Closing Date and which ends after the Closing Date shall be deemed to have been incurred prior to the Closing Date;

(k) any liability or obligation of Dana resulting from workers’ compensation claims having a date of injury (or, in the case of a claim relating to illness or occupational disease, the last significant exposure) prior to the Closing Date and any liabilities resulting from any such claims arising out of any violation of environmental laws occurring prior to the Closing;

(l) any liability or obligation of Dana arising from events occurring prior to the Closing Date with respect to the property or assets of third parties which may be in its possession or control;

(m) any liability or obligation of Dana arising out of any violation by Dana of Environmental, Health and Safety Requirements or relating to Hazardous Activity, Hazardous Materials or environmental matters;

(n) any action, suit, claim or proceeding against Dana for infringement of a third party’s intellectual property rights based upon facts or circumstances occurring prior to the Closing Date;

(o) any liabilities resulting from agreements made between Dana and its employees for purposes of assisting Dana with the divestiture of the Business, including, without limitation, pay-to-stay contracts, contracts which pay a commission based upon the completion of the divestiture by Dana and agreements to pay a bonus based upon the completion of a sale of the Business;

(p) any liability resulting from any lease for real property;

(q) any liability or obligation of Dana accruing on or before the Closing Date relating to unpaid wages, salaries, service bonuses, incentive bonuses, “personal excuse day” benefits or other benefits (including taxes and allowances, if any) or any other employee cost whatsoever for any and all individuals and any liability or obligation under the Employee Benefit Plans (other than those specific liabilities or obligations assumed under §1.5(b)).

(r) any liability, obligation or costs related to the reduction or termination of the production of Retained Products, including without limitation, fifty percent of the costs associated with reductions in the employee force pursuant to Section 6.19, all of the costs of removal of the equipment pursuant to Section 6.14, and similar costs or expenses related to such operations;

(s) all warranty liability arising from any product marked with a code or other device indicating manufacture prior to the Closing Date; and

(t) any other liability of Dana not reflected on the Closing Balance Sheet, other than those liabilities specifically assumed under §1.5.

1.26. “Financial Statements” is defined in §3.6 below.

1.27. “GAAP” means United States generally accepted accounting principles, consistently applied, as in effect from time to time; provided, however, that for purposes of the Closing Balance Sheet, no assets will be considered “impaired” that were not so considered on the Estimated Closing Balance Sheet.

1.28. “Governmental Entity” means any government or any court, arbitral tribunal, administrative agency or commission or other governmental or other regulatory authority or agency, whether Federal, state, local or foreign.

1.29. “Hazardous Activity” means the distribution, generation, handling, importing, management, manufacturing, processing, production, refinement, Release, storage, transfer, transportation, treatment, or use (including any withdrawal or other use of groundwater) of Hazardous Materials in, on, under, about or from the facilities of the Business or any part thereof into the Environment, and any other act, business, operation or thing that is regulated by any Environmental, Health and Safety Requirements or Environmental Law.

1.30. “Hazardous Materials” means any waste or other substance that is listed, defined, designated, or classified as or otherwise determined to be hazardous, radioactive, or toxic or a pollutant or a contaminant under or pursuant to any Environmental, Health and Safety Requirements, including any admixture or solution thereof, and specifically including petroleum and all derivatives thereof or synthetic substitutes therefor and asbestos or asbestos-containing materials.

1.31. “Hazardous Substances” means any hazardous substances within the meaning of 101(14) of CERCLA, 42 U.S.C. §9601(14), or any pollutant, contaminant, waste chemical or other toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material that, in each case, is regulated under any Environmental Law, including, without limitation, petroleum, its derivatives, by-products or other hydrocarbons, asbestos-containing materials, polychlorinated biphenyls and urea formaldehyde.

1.32. “Intellectual Property Rights” means the Trademarks and Trade Secrets and other similar rights in technology that are owned, used or controlled by Dana and used in, held by or useful primarily to the business of the Business.

1.33. “Key Employee” means any of the following individuals: Brad Kendall, Scott Jackson, Paul Ingle, Todd McGee, Bob Patrick and Scott McDougal.

1.34. “Know-How” means all proprietary and non-proprietary know-how and information used in or useful to the business of the Business on the Closing Date including, without limitation (a) design drawings, (b) specifications and performance criteria, (c) operating instructions and maintenance manuals, (d) manufacturing and service information, including production documentation, methods, layouts and supplier and cost information, (e) copies of on-site computer software and related documentation that pertain to the operation of the business of the Business, including, without limitation, available source and object code listings, (f) prototypes, models or samples, (g) computer-aided design or computer-aided manufacturing data, (h) information related to the business of the Business communicated to Dana in meetings or conferences regarding customers and/or products, but excluding any proprietary internal correspondence, (i) files relating to applications for Intellectual Property Rights, and (j) all files relating to customers and other tangible materials that are used in or useful to the business of the Business on the Closing Date.

1.35. “Knowledge” means the actual knowledge, after reasonable investigation, of the Key Employees, Greg DiMarco, Trisha Schachtschneider, Bill Hennessy, Bill Gieseler, and Robert Steimle.

1.36. “Most Recent Balance Sheet” means the balance sheet contained within the Most Recent Financial Statements.

1.37. “Most Recent Financial Statements” is defined in §3.6 below.

1.38. “Most Recent Fiscal Month End” is defined in §3.6 below.

1.39. “Most Recent Fiscal Year End” is defined in §3.6 below.

1.40. “Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

1.41. “Parts” is as defined in the Supply Agreement.

1.42. “Party” means either Buyer or Dana. “Parties” means both Buyer and Dana.

1.43. “Permitted Encumbrances” means Encumbrances (other than Encumbrances imposed under ERISA or any Environmental, Health and Safety Requirements) for ad valorem taxes or other similar assessments or charges of governmental bodies that are not yet due and payable.

1.44. “Person” means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a governmental entity (or any department, agency, or political subdivision thereof).

1.45. “Pre-Closing Environmental Liability” means any and all liabilities, whether accrued, contingent, absolute, determined, determinable, known, unknown or otherwise, arising under or relating to Environmental Laws or relating to Hazardous Substances and arising from events occurring or conditions existing prior to the Closing Date in connection with the Acquired Assets.

1.46. “Process Patents” means all patents and other intellectual property of Dana relating to manufacturing processes used in the Business, to the extent necessary to carry out the operations of the Business as conducted on the Closing Date. “Process Patents” does not include any patents or other intellectual property relating to the design, function, or other aspects of the Parts themselves.

1.47. “PP&E” means all property, plant and equipment of the Business, excluding any Excluded Assets or Excluded Liabilities.

1.48. “Purchase Price Adjustment” is defined in §2.7 below.

1.49. “Release” means any spilling, leaking, emitting, discharging, depositing, escaping, leaching, dumping or other releasing into the Environment, whether intentional or unintentional.

1.50. “Remedial Action” means any action to investigate, evaluate, assess, test, monitor, remove, respond to, treat, abate, remedy, correct, clean-up or otherwise remediate the release or presence of any Hazardous Substance.

1.51. “Retained Products” means Mack, Navistar I-Beam, Trac-loc and M80 products.

1.52. “Slow Inventory” is defined in §6.5(a) below.

1.53. “Subsidiary” means any corporation with respect to which a specified Person (or a Subsidiary thereof) owns a majority of the common stock or has the power to vote or direct the voting of sufficient securities to elect a majority of the directors.

1.54. “Supply Agreement” means the Supply Agreement by and between the Parties and Torque-Traction Manufacturing Technologies, Inc., an Ohio corporation, in the form attached as Exhibit 7.1A.

1.55. “Taxes” means (a) any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Section 59A of the Code), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax or governmental charge of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not, (b) any liability for the payment of any amounts of the type described in clause (a) of this §1.55 as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, and (c) any liability for the payment of any amounts of the type described in clauses (a) or (b) of this §1.55 as a result of any express or implied obligation to indemnify any other person or as a result of any obligations under any agreements or arrangements with any other person with respect to such amounts and including any liability for taxes of a predecessor or transferor entity.

1.56. “Tax Return” means any return, declaration, report, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

1.57. “Third Party Claim” is defined in §8.6(a) below.

1.58. “Trademarks” means the unregistered common law trademark “Morganton Plant” and the goodwill associated therewith, and all trade dress and product configurations that are used or intended to be used by Dana (and not by any other entity or business group within Dana) to identify the business of the Business or any part thereof.

1.59. “Trade Secrets” means all proprietary information used in, held by or useful to Dana for use in the business of the Business and that (a) derives independent economic value, actual or potential, from being generally known to, and not being readily ascertainable by, third parties who can obtain economic value from its disclosure or use, and (b) is the subject of efforts by Dana that were reasonable under the circumstances to maintain its secrecy, such as, without limitation, proprietary specifications, formulas, drawings, models, blue prints, software, production techniques and processes, retail and wholesale customer lists, vendor lists, compilations, merchandising information, cost and pricing information, business systems and methods and information regarding future business opportunities.

2.	Basic Transaction.

2.1. Purchase and Sale of Assets. On and subject to the terms and conditions of this Agreement, Buyer shall purchase from Dana, and Dana shall sell, transfer, assign, convey, and deliver to Buyer, all of the Acquired Assets at the Closing for the consideration specified below in this §2.

2.2. Assumption of Liabilities. From and after the Closing, Buyer shall assume and become responsible for all of the Assumed Liabilities. Buyer will not assume or have any responsibility, however, with respect to any other obligation or liability of Dana not included within the definition of Assumed Liabilities.

2.3. Estimated Cash Purchase Price. The Estimated Cash Purchase Price for the sale and transfer of the Acquired Assets will be equal to the net book value result reflected on the Estimated Closing Balance Sheet, plus $3,000,000 (the “Estimated Cash Purchase Price”).

2.4. Manner of Payment. Buyer shall pay the Estimated Cash Purchase Price by wire transfer in immediately available funds to an account specified by Dana on the Closing Date.

2.5. The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Dana in Toledo, Ohio, effective as of 11:59 p.m. on December 31, 2003, subject to the satisfaction or waiver of all conditions set forth in Section 7, or such other date as the Parties may mutually determine (the “Closing Date”).

2.6. Deliveries at the Closing. At the Closing, (a) Dana will deliver to Buyer the various certificates, instruments, and documents referred to in §7.1 below; (b) Buyer will deliver to Dana the various certificates, instruments, and documents referred to in §7.2 below; (c) Dana will execute, acknowledge (if appropriate), and deliver to Buyer (i) a general warranty deed for the Real Property in substantially the form of Exhibit 2.6A; (ii) an assignment and assumption agreement in substantially the form attached hereto as Exhibit 2.6B (the “Assignment and Assumption Agreement”); and (iii) such other instruments of sale, transfer, conveyance, and assignment as Buyer and its counsel reasonably may request; (d) Buyer will execute, acknowledge (if appropriate), and deliver to Dana (i) the Assignment and Assumption Agreement; and (ii) such other instruments of assumption as Dana and its counsel reasonably may request; and (e) Buyer will deliver to Dana the Estimated Cash Purchase Price.

2.7. Purchase Price Adjustment. Within ten (10) business days after the Closing Date, Buyer shall deliver to Dana a report showing the Closing Balance Sheet and the calculation of the Actual Cash Purchase Price. After receipt of such report and for a period of up to ten (10) business days thereafter, Dana and/or Dana’s accountants shall be afforded the opportunity to review Buyer’s report, and Buyer shall make available to Dana and Dana’s accountants all working papers, data, and other related information requested by Dana and Dana’s accountants. If, within ten (10) business days after such review, Buyer and Dana cannot agree on the report, then unless otherwise agreed, the Parties shall submit the dispute for resolution as provided below. If (a) the Estimated Cash Purchase Price is greater than (b) the Actual Cash Purchase Price, then Dana shall pay the difference of (a) minus (b) to the Buyer; however, if (a) the Estimated Cash Purchase Price is less than (b) the Actual Cash Purchase Price, then the Buyer shall pay the difference of (b) minus (a) to Dana (the amount of such difference in either case shall be referred to as the “Purchase Price Adjustment”) within ten (10) business days after delivery of such Closing Balance Sheet. The Purchase Price Adjustment will be conclusive and binding on the Parties unless Dana notifies Buyer in writing that Dana objects to the Closing Balance Sheet and the basis of such objection within ten (10) business days after (x) the delivery of such Closing Balance Sheet, or (y) the resolution of the dispute, if any, whichever is later. (The “Actual Cash Purchase Price” will be calculated in the same manner as the Estimated Cash Purchase Price, except that the Closing Balance Sheet will be substituted for the Estimated Closing Balance Sheet. The Actual Cash Purchase Price, plus the book value of the Assumed Liabilities, shall be referred to herein as the “Purchase Price.”) Any dispute arising under this Section shall be submitted to independent public accountants mutually acceptable to Dana and Buyer, who shall promptly resolve the disputed matters according to the provisions of this Agreement and complete the Closing Balance Sheet. Such independent public accountants shall be furnished with the Parties’ computations with respect to the matter in controversy and shall have access to all working papers, data and other information as it shall request to enable it to determine the resolution of the disputed matters in accordance herewith. The independent public accountant shall report to Dana and Buyer its determination as expeditiously as possible and in no event later than thirty (30) days after its acceptance of its duties hereunder. The determination by such independent public accountants of any such dispute of the Closing Balance Sheet and Actual Cash Purchase Price shall be final and binding on all of the Parties to this Agreement. Each of Dana and Buyer shall pay a fraction of the cost of such independent public accountants, the numerator of which is the dollar amount of the issues decided in the other Party’s favor, and the denominator of which is the dollar amount of all disputed matters.

2.8. Defined Benefit Plan Matters. Dana shall make all reportable event filings with the Pension Benefit Guaranty Corporation which are required, if any, because of actions taken by Dana or because of events occurring before the Closing Date, in a timely manner, and shall provide a copy of all such reportable event filings to Buyer.

2.9. Allocation. The Parties agree to allocate the Actual Cash Purchase Price (and all other capitalizable costs) among the Acquired Assets for all purposes (including financial accounting and tax purposes) in accordance with the allocation schedule attached hereto as Exhibit 2.9. The sale of inventory to Dana from the Buyer pursuant to §6.5 shall be treated as an adjustment to the inventory portion of the Actual Cash Purchase Price.

2.10. Transfers of Personal Property Leases and Contracts. To facilitate the assignment or transfer of the Personal Property Leases and Purchased Contracts, Dana shall execute such documents of assignment or transfer as may be prepared by Buyer that are necessary or appropriate for evidencing or recording the assignments or transfers to Buyer. Subject to the terms of §2.14 hereof, in the event any assignment or transfer of any Personal Property Lease or Purchased Contract cannot be obtained, Dana and Buyer shall enter into a license, sublicense, lease or independent contractor agreement, agency or other relationship with respect thereto with the intent of providing the same benefits and obligations to Buyer as if such assignment or transfer had occurred.

2.11. Transfer of Know-How. The communication of transferred Know-How from Dana to Buyer shall occur primarily through Buyer’s acquisition of property and employment of personnel of the Business. In addition, in order to facilitate the transfer of such Know-How, Dana shall use reasonable efforts, for a period of three years from the Closing Date, to provide Buyer, upon Buyer’s request, copies of any documents or other information in Dana’s possession, defining or specifying the subject matter, nature and extent of the Know-How and take such other action as the parties mutually agree is reasonable and necessary or appropriate to effectuate the transfer of such Know-How.

2.12. Assignment of Intellectual Property Rights. On the Closing Date, Dana shall execute and deliver assignments with respect to the Intellectual Property Rights, including all goodwill associated therewith, as necessary to perfect ownership, including record ownership, in and to the Intellectual Property Rights, including all goodwill associated therewith.

2.13. Risk of Loss. The risk of loss and all obligations to insure the Acquired Assets shall remain with Dana until the Closing and shall be assumed by the Buyer at the time of Closing.

2.14. Assumption of Contractual Rights and Obligations Related Thereto. At the time of Closing, Buyer shall assume the obligations pursuant to the Personal Property Leases and the Purchased Contracts (collectively, the “Transferred Rights, Obligations and Agreements”) to the extent set forth in §1.5 hereof.

2.15. Efforts. Buyer shall use commercially reasonable efforts (without the obligation to incur any undue expense) to assume and perform all of the obligations under the Transferred Rights, Obligations and Agreements. To the extent that the assignment or novation of any of the Transferred Rights, Obligations and Agreements, or the assignment under §2.1 above, shall require the consent of any other party (or in the event that any of the same shall be non-assignable), neither the agreements contemplated by this Agreement nor any actions taken hereunder pursuant to the provisions of any such agreements shall constitute an assignment or novation or an agreement to assign or novate if such assignment or novation or attempted assignment or novation would constitute a breach thereof or result in the loss or diminution thereof; provided, however, that in each such case, Dana and Buyer shall use commercially reasonable efforts (without the obligation to incur any undue expense) to obtain the consent of such other party to an assignment or novation to Buyer. Notwithstanding the foregoing, it shall be a condition to closing that any consents required for the assignment of the Transferred Rights, Obligations and Agreements designated by Buyer shall have been obtained on terms and conditions satisfactory to Buyer, in its reasonable discretion.

If such consent is not obtained, Dana shall cooperate with Buyer in any reasonable arrangement designed to provide Buyer with the benefits under any such Transferred Rights, Obligations and Agreements, including appointing Buyer to act as its agent to perform all of Dana’s obligations under such Transferred Rights, Obligations and Agreements and to collect and promptly remit to Buyer all compensation payable pursuant to those Transferred Rights, Obligations and Agreements and to enforce, for the account and benefit of Buyer, any and all rights of Dana against any other person arising out of the breach or cancellation of such Transferred Rights, Obligations and Agreements by such other person or otherwise (any and all of which arrangements shall constitute, as between the parties hereto, a deemed assignment or transfer); provided that, to the extent that Buyer requires Dana to undertake any services or take any actions in furtherance of the performance of such Transferred Rights, Obligations and Agreements, any such services or actions shall be the subject of a separate agreement that the parties shall, in good faith, negotiate as promptly as possible and which shall be mutually acceptable to the parties. Each party shall be responsible for all of its costs and expenses incurred by it in connection with the actions required of it under this §2.15.

3.	Representations and Warranties of Dana.

Dana represents and warrants to Buyer that the statements contained in this §3 are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this §3), except as set forth in the letter delivered by Dana to Buyer (the “Disclosure Letter”). The Disclosure Letter will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this §3.

3.1. Organization of Dana. Dana is a corporation duly organized, validly existing, and in good standing under the laws of the Commonwealth of Virginia with full power and authority to conduct the business of the Business as it is now being conducted, to own or use the properties and assets of the Business that it purports to own or use, and to perform all of its obligations under the contracts related to the Business. Dana is duly qualified to transact business and is in good standing in each jurisdiction in which the ownership or leasing of the properties of the Business or the conduct of the business of the Business makes such qualification necessary.

3.2. Authorization of Transaction. Dana has full power and authority (including full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, have been duly authorized by all necessary corporate action on the part of Dana. This Agreement constitutes the valid and legally binding obligation of Dana, enforceable in accordance with its terms and conditions.

3.3. Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby (including the assignments and assumptions referred to in §2.2 above), will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which Dana is subject or any provision of the charter or bylaws of Dana or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which Dana is a party or by which it is bound or to which any of its assets is subject (or result in the imposition of any Encumbrance upon any of its assets). Except as set forth in Part 3.3 of the Disclosure Letter, Dana is not required to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any Person, including any government or governmental agency in order for the Parties to consummate the transactions contemplated by this Agreement (including the assignments and assumptions referred to in §2.2 above).

3.4. Brokers’ Fees. Dana has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

3.5. Title to Assets. Dana has good and marketable title to, or a valid leasehold interest in, the properties and assets primarily used by or related to the Business, or reflected as owned or leased and used by the Business in the books and records of Dana, or shown on the Most Recent Balance Sheet, and all properties and assets acquired after the date thereof, free and clear of all Encumbrances (except Permitted Encumbrances), except for properties and assets disposed of in the Ordinary Course of Business since the date of the Most Recent Balance Sheet. Without limiting the generality of the foregoing, the Business has good and marketable title to all of the Acquired Assets, free and clear of any Encumbrances (except Permitted Encumbrances) or restriction on transfer.

The Real Property is not subject to any rights of way, building use restrictions, exceptions, variances, reservations or limitations of any nature except, (i) minor imperfections of title, if any, none of which materially detracts from the value or impairs the use of the property subject thereto or impairs the operation of Dana, and (ii) zoning laws and other land use restrictions that do not impair the contemplated use of the property subject thereto. All buildings, plants and structures owned by Dana related to the Business lie wholly within the boundaries of the Real Property, have adequate access to public roads without crossing the property of a third party and do not encroach upon the property of, or otherwise conflict with the property rights of, any third Person.

3.6. Financial Statements. Attached hereto as Exhibit 3.6 are the following financial statements (collectively the “Financial Statements”): (i) balance sheets and statements of income of and for the fiscal year ended December 31, 2002 (the “Most Recent Fiscal Year End”), for the Business; and (ii) balance sheets and statements of income (the “Most Recent Financial Statements”) as of and for the eleven months ended November 30, 2003 (the “Most Recent Fiscal Month End”), for the Business. The Financial Statements (i) have been prepared from and are in accordance with Dana’s books and records, (ii) are complete and correct and fairly and accurately present, in accordance with GAAP, consistently applied (except as otherwise noted), the financial condition of the Business as of such dates and the results of operations of the Business for such periods, and (iii) were prepared in accordance with GAAP (except as otherwise noted) and Dana’s accounting practices, policies and procedures, applied on a consistent basis throughout the periods indicated.

3.7. Events Subsequent to Most Recent Fiscal Year End. Except as disclosed in Part 3.7 of the Disclosure Letter, since the Most Recent Fiscal Year End, there has not been any material adverse change in the business, financial condition, operations or results of operations of the Business taken as a whole. Without limiting the generality of the foregoing, since that date and as it relates to the Business:

(a) Dana has not sold, leased, transferred, or assigned any material assets, tangible or intangible, outside the Ordinary Course of Business;

(b) Dana has not entered into any material agreement, contract, lease, or license outside the Ordinary Course of Business;

(c) no party (including Dana) has accelerated, terminated, made material modifications to, or cancelled any material agreement, contract, lease, or license to which the Business is a party or by which it is bound;

(d) Dana has not made any material capital expenditures outside the Ordinary Course of Business;

(e) Dana has not made any material capital investment in, or any material loan to, any other Person outside the Ordinary Course of Business;

(f) Dana has not granted any license or sublicense of any rights under or with respect to any Intellectual Property;

(g) Dana has not experienced any material damage, destruction, or loss (whether or not covered by insurance) to its property;

(h) Dana has not made any loan to, or entered into any other transaction with, any of the employees of Dana;

(i) Dana has not entered into any employment contract or collective bargaining agreement, written or oral, or modified the terms of any existing such contract or agreement;

(j) Dana has not granted any increase in the base compensation of any of its employees outside the Ordinary Course of Business;

(k) Dana has not adopted, amended, modified, or terminated any bonus, profit-sharing, incentive, severance, or other plan, contract, or commitment for the benefit of any of the employees of Dana, or taken any such action with respect to any other Employee Benefit Plan;

(l) Dana has not made any other material change in employment terms for any of its employees;

(m) Dana has not paid any amount to any third party with respect to any liability or obligation (including any costs and expenses Dana has incurred or may incur in connection with this Agreement and the transactions contemplated hereby) which would not constitute an Assumed Liability if in existence as of the Closing; and

(n) Dana has not committed to any of the foregoing.

3.8. Undisclosed Liabilities. Except as disclosed in Part 3.8 of the Disclosure Letter, as it relates to the Business, Dana has no material liability (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, and whether due or to become due, including any liability for taxes), and unless otherwise reflected or reserved against in the Financial Statements, Dana has no obligations or liabilities, whether fixed or contingent.

3.9. Legal Compliance.

(a) As relates to the Business, except as set forth in Part 3.9 of the Disclosure Letter and without reference to any matters covered by §3.24:

(i) Dana is in compliance in all material respects with each legal requirement applicable to it or to the conduct of the business of the Business or the ownership or use of any of its assets related to the Business, including, without limitation, the International Traffic in Arms Regulations, 58 FR 39283;

(ii) no event has occurred or circumstance exists that (with or without notice or lapse of time) may constitute or result in a material violation by Dana of, or a material failure on the part of Dana to comply with, any legal requirement related to the business of the Business; and

(iii) Dana has not received any notice or other communication from any governmental body or any other Person regarding any violation of, or failure to comply with, in any material respect, any legal requirement related to the business of the Business, which is outstanding or unresolved as of the date hereof.

(b) Part 3.9 of the Disclosure Letter contains a complete and accurate list of each governmental authorization related to the Business that is held by Dana. Each governmental authorization listed or required to be listed in Part 3.9 of the Disclosure Letter is valid and in full force and effect. Except as set forth in Part 3.9 of the Disclosure Letter:

(i) Dana is in compliance in all material respects with all of the terms and requirements of each such governmental authorization held by it;

(ii) no event has occurred or circumstance exists that may (with or without notice or lapse of time) (A) constitute or result directly or indirectly in a violation of or a failure to comply in any material respect with any term or requirement of any governmental authorization listed or required to be listed in Part 3.9 of the Disclosure Letter, or (B) result directly or indirectly in the revocation, withdrawal, suspension, cancellation or termination of, or any modification to, any governmental authorization listed or required to be listed in Part 3.9 of the Disclosure Letter;

(iii) Dana has not received at any time any written notice or other written communication from any governmental body regarding (A) any violation of or failure to comply in any material respect with any term or requirement of any governmental authorization related to the business of the Business, or (B) any actual, proposed, possible, or potential revocation, withdrawal, suspension, cancellation, termination of, or modification to any governmental authorization related to the business of the Business, which is outstanding or unresolved as of the date hereof; and

(iv) all applications required to have been filed for the renewal of the governmental authorizations listed or required to be listed in Part 3.9 of the Disclosure Letter have been duly filed on a timely basis with the appropriate governmental bodies, and all other filings required to have been made with respect to such governmental authorizations have been duly made on a timely basis with the appropriate governmental bodies.

Dana has all of the governmental authorizations necessary to permit Dana to lawfully conduct and operate the business of the Business in the manner it currently conducts and operates the business and to permit Dana to own and use the assets of the Business in the manner in which it currently owns and uses such assets.

3.10. Real Property. Part 1.2(f) of the Disclosure Letter lists and describes briefly all real property owned by Dana and used by the Business. With respect to the Real Property:

(a) Dana has good and marketable title to the Real Property, free and clear of any Encumbrance, easement, covenant, or other restriction, except for Permitted Encumbrances and those matters permitted under §3.5 or shown as permitted exceptions on Part 3.10 of the Disclosure Letter;

(b) there are no pending or, to Dana’s Knowledge, threatened condemnation proceedings, law suits, or administrative actions relating to the Real Property, or other matters affecting materially and adversely the current use, occupancy, or value thereof;

(c) the legal description for the Real Property contained in the deed thereof describes such parcel fully and adequately, the buildings and improvements are located within the boundary lines of the described parcels of land, are not in violation of applicable setback requirements, zoning laws, and ordinances (and none of the properties or buildings or improvements thereon are subject to “permitted non-conforming use” or “permitted non-conforming structure” classifications), and do not encroach on any easement which may burden the land and there have been no significant improvements to the Real Property since November 5, 2003, the date of the survey provided pursuant to Section 5.7;

(d) all facilities have received all approvals of governmental authorities (including material licenses and permits) required in connection with the ownership or operation thereof, and have been operated and maintained in accordance with applicable laws, rules, and regulations in all material respects;

(e) there are no leases, subleases, licenses, concessions, or other agreements, written or oral, granting to any party or parties the right of use or occupancy of any portion of the Real Property;

(f) there are no outstanding options or rights of first refusal to purchase the Real Property, or any portion thereof or interest therein;

(g) there are no parties (other than the Business) in possession of the Real Property; and

(h) the Real Property is not situated in a flood plain or flood hazard area.

3.11. Intellectual Property.

(a) Intellectual Property Rights – The term “Intellectual Property Rights” includes all right, title and interest of Dana in the Trademarks and the Trade Secrets.

(b) Agreements – Part 3.11 of the Disclosure Letter contains a complete and accurate list and summary description, including all royalties paid or received by Dana, of all contracts relating to the Intellectual Property Rights to which Dana is a party or by which Dana is bound, except for any license implied by the sale of a product and perpetual, paid-up licenses for commonly available software programs with a value of less than $1,000 under which Dana is the licensee. There are no outstanding and, to Dana’s Knowledge, no threatened disputes or disagreements with respect to any such contract.

(c) Know-How Necessary for the Business – The Intellectual Property Rights, combined with the license described in §1.2(l), are all those necessary for the operation of the Business. Dana is the owner of all right, title and interest in and to each item of Intellectual Property Rights free and clear of all liens, security interests, charges, encumbrances, equities and other adverse claims, and has the right to use without payment to a third party all of the Intellectual Property Rights.

(d) Trademarks.

(i) Part 3.11(d) of the Disclosure Letter contains a complete and accurate list and summary description of all Trademarks, none of which have been registered with the United States Patent and Trademark Office. Dana is the owner of all right, title and interest in and to each of the Trademarks, free and clear of all liens, security interests, charges, encumbrances, equities and other adverse claims.

(ii) To Dana’s Knowledge there is no potentially interfering trademark or trademark application of any third party.

(iii) No Trademark is infringed or, to Dana’s Knowledge has been challenged or threatened in any way. None of the Trademarks used by Dana in the business of the Business infringes or is alleged to infringe any trade name, trademark or service mark of any third party.

(e) Trade Secrets.

(i) Dana has taken all reasonable precautions to protect the secrecy, confidentiality and value of the Trade Secrets.

(ii) Dana has good title and an absolute (but not necessarily exclusive) right to use the Trade Secrets. The Trade Secrets are not part of the public knowledge or literature, and to Dana’s Knowledge, have not been used, divulged, or appropriated either for the benefit of any Person (other than Dana) or to the detriment of Dana. No Trade Secret is subject to any adverse claim or has been challenged or to the Knowledge of Dana threatened in any way.

(f) Patents.

(i) As relates to the Process Patents, there is no potentially interfering patent or patent application of any third party.

(ii) None of the Process Patents is infringed or has been challenged or threatened in any way. None of the products manufactured and sold, nor any process or know-how used, in connection with the business of the Business infringes or is alleged to infringe any patent or other proprietary right of any Person.

3.12. Tangible Assets. Except as disclosed in Part 3.12 of the Disclosure Letter the buildings, plants and structures of Dana related to the Business are structurally sound and are in good operating condition and repair (normal wear and tear excepted) and are adequate for the uses in which they are being put, and none of such buildings, plants or structures is in need of repairs or maintenance except for ordinary routine maintenance and repairs that are not material in nature or costs. The buildings, plants, structures and equipment of Dana related to the Business are sufficient for the conduct of the current business of the Business and are adequately served by utilities. Except as disclosed in Part 3.12 of the Disclosure Letter, the equipment of Dana related to the Business is in good operating condition and repair, normal wear and tear excepted, and none of such equipment is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost.

3.13. Inventory. The Inventory consists of raw materials and supplies, manufactured and processed parts, work in process, and finished goods, all of which is merchantable and fit for the purpose for which it was procured or manufactured, consists of a quality and quantity usable and salable in the ordinary course of business, and none of which is damaged, defective, or subject to shrinkage.

3.14. Warranty. Each product manufactured, sold, licensed or delivered, and each service provided, by Dana through the Closing related to the Business or its business has been in conformity in all material respects with all applicable contractual commitments and applicable laws and all express and implied warranties to customers. Except as provided in Part 3.14 of the Disclosure Letter, under the historic warranty experience of Dana, Dana has not been required, pursuant to GAAP, to create a reserve for product or service warranty claims of the Business or its business except as set forth in the Financial Statements. No product manufactured, sold, licensed, serviced or delivered, or service provided, by Dana prior to Closing related to the Business or its business is subject to any guaranty, warranty or other indemnity beyond the applicable standard terms and conditions of sale, service or licensing. Part 3.14 of the Disclosure Letter sets forth the standard terms and conditions of sale, service or license for Dana products and services of the Business (including applicable guaranty, warranty and indemnity provisions). Part 3.14 of the Disclosure Letter also sets forth a description of any product liability claims asserted against Dana since January 1, 1998 related to the products or services of the Business.

3.15. Contracts. Part 3.15 of the Disclosure Letter lists the following contracts and other agreements relating to the Business to which Dana is a party or which provide compensation or benefits to employees, former employees, officers or directors of Dana related to the Business:

(a) any agreement (or group of related agreements) for the lease of personal property to or from any Person providing for lease payments in excess of $50,000 per annum;

(b) any agreement (or group of related agreements) for the purchase or sale of raw materials, commodities, supplies, products, or other personal property, or for the furnishing or receipt of services, the performance of which will extend over a period of more than one year, or involve consideration in excess of $100,000;

(c) any agreement concerning a partnership or joint venture;

(d) any agreement (or group of related agreements) under which it has created, incurred, assumed, or guaranteed any indebtedness for borrowed money, or any capitalized lease obligation, in excess of $50,000;

(e) any agreement concerning confidentiality or noncompetition;

(f) any Employee Benefit Plan;

(g) any collective bargaining agreement;

(h) any agreement for the employment of any individual on a full-time, part-time, consulting, or other basis or providing severance benefits;

(i) any agreement under which it has advanced or loaned any amount to any of the directors, officers, and employees of Dana or its Subsidiaries;

(j) any agreement under which the consequences of a default or termination could have a material adverse effect on the business, financial condition, operations, results of operations, or future prospects of the Business; or

(k) any other agreement (or group of related agreements) the performance of which involves consideration in excess of $50,000.

Dana has delivered to Buyer a correct and complete copy of each written agreement listed in Part 3.15 of the Disclosure Letter (as amended, if any, to date) and a written summary setting forth the material terms and conditions of each oral agreement referred to in Part 3.15 of the Disclosure Letter. With respect to each such agreement: (A) the agreement is legal, valid, binding, enforceable, and in full force and effect; (B) no party is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under any material provision of the agreement; and (C) no party has repudiated any material provision of the agreement.

3.16. Litigation.

(a) Except as set forth in Part 3.16 of the Disclosure Letter as relates to the Business, there is no pending proceeding:

(i) that has been commenced by or against Dana or any of the assets of Dana and that relates to the Business; or

(ii) that challenges, or seeks to prevent any of the transactions contemplated by this Agreement.

To the Knowledge of Dana, no such proceeding has been threatened. Dana has delivered or made available to Buyer copies of all pleadings, correspondence and other documents relating to each proceeding listed in Part 3.16 of the Disclosure Letter.

(b) Except as set forth in Part 3.16 of the Disclosure Letter as relates to the business of the Business:

(i) there is no order to which Dana, or any of its assets is subject;

(ii) Dana is not subject to any order that relates to its business, or any of the assets it owns or uses; and

(iii) to the Knowledge of Dana, no officer, director, agent or employee of Dana is subject to any order that prohibits such officer, director, agent or employee from engaging in or continuing any conduct, activity or practice relating to the business of the Business.

(c) Except as set forth in Part 3.16 of the Disclosure Letter:

(i) Dana is and at all times has been in compliance in all material respects with all of the terms and requirements of each order related to the business of the Business to which it, or any of its assets, is or has been subject; and

(ii) Dana has not received at any time any notice or communication from any governmental body or any other Person regarding any actual or alleged violation of, or failure to comply with, any material term or requirement of any order related to the business of the Business to which Dana or any of its assets is or has been subject which is outstanding or unresolved as of the date hereof.

3.17. Employees.

(a) Part 3.17 of the Disclosure Letter contains a complete and accurate list of the following information for each employee of Dana related to the business of the Business, including each employee on leave of absence or layoff status: name; job title; date of hire; and whether a participant in any Employee Benefit Plan. As of the Closing Date, no such employee shall have any vested or accrued rights to vacation or vacation pay as of, or after, the Closing, based on his or her employment before the Closing.

(b) No employee of Dana related to the business of the Business is a party to, or is otherwise bound by, any agreement, including any confidentiality, noncompetition or proprietary rights agreement between such employee and any other Person (“Proprietary Rights Agreement”) that in any way adversely affects or will affect (i) the performance of the employee’s duties as an employee of Dana, or (ii) the ability of Dana to conduct the business of the Business. To Dana’s Knowledge, except as disclosed in Part 3.17 of the Disclosure Letter, no Key Employee intends to terminate his employment with Dana.

3.18. Labor Relations; Compliance. Since January 1, 2000, Dana has not been or is not a party to any collective bargaining or other labor contract related to the business of the Business. Except as disclosed in Part 3.18 of the Disclosure Letter, since January 1, 2000, as relates to the business of the Business, there has not been, there is not presently pending or existing, and to Dana’s Knowledge there is not threatened (a) any strike, slowdown, picketing, work stoppage, or employee grievance process, (b) any proceeding against or affecting Dana relating to the alleged violation of any legal requirement pertaining to labor relations or employment matters, including any charge or complaint filed by an employee or union with the National Labor Relations Board, the Equal Employment Opportunity Commission, or any comparable body, organizational activity, or other labor or employment dispute against or affecting Dana as relates to the Business, or (c) any application for certification of a collective bargaining agent. There is no lockout of any employees related to the business of the Business by Dana, and no such action is contemplated by Dana. As relates to the business of the Business, Dana has complied in all material respects with all legal requirements relating to employment, equal employment opportunity, nondiscrimination, immigration, wages, hours, benefits, collective bargaining, the payment of social security and similar taxes, occupational safety and health, and plant closing. Dana is not liable for the payment of any material compensation, damages, taxes, fines, penalties, or other amounts, however designated, for any failure to comply with any of the foregoing legal requirements.

3.19. Employee Benefits.

(a) Part 3.19 of the Disclosure Letter lists each Employee Benefit Plan related to the Business that Dana maintains or to which Dana contributes or has any obligation to contribute.

(b) Dana has delivered or made available to Buyer true copies of the following documents currently in effect: (i) each employment agreement covering any employee or former employee of the Business; and (ii) any employee handbook or personnel manual describing compensation or benefits provided to employees of the Business or former employees.

(c) Neither Dana nor any entity required to be treated with Dana as a single employer under Code §414 has any material unsatisfied liability under Title IV of ERISA. All contributions to and payments from the Employee Benefit Plans, except those payments to be made from a trust qualified under Code §401(a), for any period ending prior to the Closing Date that are not yet, but will be, required to be made, will be properly accrued and reflected in the books and records of Dana and the Business at the Closing Date. To the Knowledge of Dana, no trustee, fiduciary, employee or other person has engaged in a “prohibited transaction” (as such term is defined in ERISA §406 or Code §4975), or any other breach of fiduciary responsibility under ERISA with respect to any Employee Benefit Plan. Neither any of such plans nor any of such trusts have been terminated, nor has there been any “reportable event” (as the term is defined in ERISA §4043) with respect thereto during the last five years.

(d) No liability has been or is expected to be incurred by Dana or any Affiliate under or pursuant to ERISA or the Code, including penalties and excise taxes that could, following the Closing, become or remain a liability of the business being acquired by Buyer or become a liability of Buyer or of any plans of Buyer and no event, transaction or condition has occurred or exists that could result in any such liability to the business of the Business or, following the Closing, to Buyer.

(e) To the extent that any participant loan, from Dana’s Savings and Investment Plan (“Plan”) to an employee of the Business hired by Buyer, is outstanding at the Closing Date and transferred to the Buyer’s 401(k) plan as part of a direct rollover, as contemplated by Section 5.8 of this Agreement (a “Transferred Participant Loan”), the plan administrator and trustee of the Plan are authorized under the terms of the Plan to waive at the time of the Closing any default or acceleration of such a Transferred Participant Loan that would otherwise occur under the terms of the Plan solely as a result of the termination of such employee’s employment with Dana; and the assets of all such employees held by the Plan are qualified, in full compliance with the Code, and eligible for non-taxable, direct rollover by any such employee.

(f) Before the Closing, Dana will have announced and published its revised vacation policy to all employees of the Business, effectively eliminating any vested right to accrued vacation benefits or payments in any calendar year based on service during the preceding calendar year.

3.20. Guaranties. As relates to the Business, Dana is not a guarantor or otherwise responsible for any liability or obligation (including indebtedness) of any other Person.

3.21. Books and Records. The books and other records of Dana primarily related to the Business, all of which have been made available to Buyer, since January 1, 2001 are complete and correct in all material respects and have been maintained in accordance with sound business practices, including the maintenance of an adequate system of internal controls. At the Closing, all of those books and records will be in the possession of the Business or delivered to Buyer at the Closing as required by this Agreement.

3.22. Taxes.

(a) Dana has timely filed all required Tax Returns relating to any and all Taxes concerning or relating to the Business and such Tax Returns are true and correct in all material respects and have been completed in accordance with applicable law.

(b) Dana has timely paid all Taxes relating to the Business and has set aside adequate reserves for any such Taxes that have accrued but are not yet due and payable.

(c) There are (and immediately following the Closing Date there will be) no liens, pledges, charges, claims, restriction on transfer, mortgages, security interests or other encumbrances of any sort (collectively, “Liens”) on the assets of the Business relating to or attributable to Taxes other than customary Liens for Taxes not yet due and payable.

(d) No audit or other examination of any Tax Return relating to the Business is presently in progress nor has Dana been notified of any request for such audit or other examination.

(e) There exists no Tax deficiency outstanding, assessed or proposed against Dana relating to the Business except as disclosed in the Most Recent Financial Statements or in Part 3.22 of the Disclosure Letter. All Taxes relating to the business of the Business that Dana is or was required by legal requirements to withhold or collect have been duly withheld or collected and to the extent required, have been paid to the proper governmental body or other Person.

3.23. No Material Adverse Change. Since December 31, 2002, there has not been any material adverse change in the business, operations, properties, assets or condition of Dana related to the Business, and no event has occurred or circumstance exists that may result in such a material adverse change.

3.24. Environmental Matter. Except as set forth in Part 3.24 of the Disclosure Letter:

(a) Dana is in full compliance with and is not in violation of or liable under any Environmental, Health and Safety Requirements related to the business of the Business. Dana does not have any basis to expect, nor to Dana’s Knowledge, has any other Person for whose conduct Dana is or may be held to be responsible received, any order, communication or notice from (i) any governmental body or private citizen acting in the public interest, or (ii) the current or prior owner or operator of any real property, of any actual or potential violation or failure to comply with any Environmental, Health and Safety Requirements related to the business of the Business, or of any actual of threatened obligation to undertake or bear the cost of any Environmental, Health and Safety Liabilities with respect to any of the facilities or any other properties or assets (whether real, personal or mixed) related to the business of the Business in which Dana has held an interest, or with respect to any property or real property at or to which Hazardous Materials were generated, manufactured, refined, transferred, imported, used or processed by Dana related to the business of the Business, or any other Person for whose conduct Dana is or may be held responsible, or from which Hazardous Materials have been transported, treated, stored, handled, transferred, disposed, recycled or received related to the business of the Business.

(b) There are no pending or, to the Knowledge of Dana, threatened claims, Encumbrances or other restrictions of any nature, resulting from any Environmental, Health and Safety Liabilities or arising under or pursuant to any Environmental, Health and Safety Requirements, with respect to or affecting any of the facilities or any other properties and assets (whether real, personal or mixed) in which Dana has or had an interest related to the business of the Business.

(c) Dana does not have any basis to expect, nor to Dana’s Knowledge, has any other Person for whose conduct Dana is or may be held responsible received, any citation, directive, inquiry, notice, order, summons, warning or other communication that relates to Hazardous Activity, Hazardous Materials or any alleged, actual or potential violation or failure to comply with any Environmental, Health and Safety Requirements, or of any alleged, actual or potential obligation to undertake or bear the cost of any Environmental, Health and Safety Liabilities with respect to any of the facilities or any other properties or assets (whether real, personal or mixed) in which Dana has or had an interest related to the business of the Business, or with respect to any property or facility to which Hazardous Materials generated, manufactured, refined, transferred, imported, used or processed by Dana, or any other Person for whose conduct Dana is or may be held responsible, have been transported, treated, stored, handled, transferred, disposed, recycled or received related to the business of the Business.

(d) Neither Dana, nor any Person for whose conduct Dana is or may be held responsible, has any Environmental, Health and Safety Liabilities with respect to the facilities or with respect to any other properties and assets (whether real, personal or mixed) in which Dana (or any predecessor) has or had an interest related to the business of the Business, or to Dana’s Knowledge at any property geologically or hydrologically adjoining the facilities or any such other property or assets.

(e) There are no Hazardous Materials present on, under or in the Environment at the facilities or to Dana’s Knowledge at the geologically or hydrologically adjoining property, including any Hazardous Materials contained in containers, barrels, above or underground storage tanks (or otherwise the existence of any such tanks), landfills, land deposits, dumps, equipment (whether moveable or fixed) or other containers, either temporary or permanent, and deposited or located in land, water, sumps or any other part of the facilities or such adjoining property, or incorporated into any structure therein or thereon. Neither Dana, nor any Person for whose conduct Dana is or may be held responsible, or to Dana’s Knowledge any other Person, has permitted or conducted, or is aware of any Hazardous Activity conducted with respect to the facilities or any other properties or assets (whether real, personal or mixed) related to the business of the Business in which Dana has or had an interest except in full compliance with all applicable Environmental, Health and Safety Requirements.

(f) There has been no Release or to the Knowledge of Dana, threat of Release, of any Hazardous Materials at or from the facilities or at any other locations where any Hazardous Materials were generated, manufactured, refined, transferred, produced, imported, used or processed from or by any of the facilities, or from or by any other properties and assets (whether real, personal or mixed) related to the business of the Business in which Dana has or had an interest, or to the Knowledge of Dana any geologically or hydrologically adjoining property, whether by Dana or any other Person.

(g) Dana has delivered to Buyer true and complete copies and results of any reports, studies, analyses, tests or monitoring possessed or initiated by Dana pertaining to Hazardous Materials or Hazardous Activities in, on or under the facilities, or concerning compliance by Dana, or any other Person for whose conduct Dana is or may be held responsible with Environmental, Health and Safety Requirements related to the business or operation of the Business.

4.	Representations and Warranties of Buyer.

Buyer represents and warrants to Dana that the statements contained in this §4 are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this §4), except as set forth in the Disclosure Letter. The Disclosure Letter will be arranged in paragraphs corresponding to the lettered and numbered paragraphs contained in this §4.

4.1. Organization of Buyer. Buyer is a corporation duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation.

4.2. Authorization of Transaction. Buyer has full power and authority (including full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder. The execution, delivery and performance of this Agreement, and the consummation of the transactions contemplated hereby, have been duly authorized by all necessary corporate action on the part of Buyer. This Agreement constitutes the valid and legally binding obligation of Buyer, enforceable in accordance with its terms and conditions.

4.3. Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby (including the assignments and assumptions referred to in §2 above), will (i) violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which Buyer is subject or any provision of its charter or bylaws or (ii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, lease, license, instrument, or other arrangement to which Buyer is a party or by which it is bound or to which any of its assets is subject. Buyer does not need to give any notice to, make any filing with, or obtain any authorization, consent, or approval of any person including any government or governmental agency in order for the Parties to consummate the transactions contemplated by this Agreement (including the assignments and assumptions referred to in §2 above).

4.4. Brokers’ Fees. Buyer has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which Dana could become liable or obligated.

4.5. Offers of Employment. Buyer will offer employment to each employee listed by mutual agreement on Exhibit 4.5. Buyer will offer employment to each such employee at the same base annual salary or base hourly wage rates (“Wages”) as, and at a combined Wages and employee benefit level substantially similar to, the combined Wages and employee benefit level offered to such employee by Dana as of the Closing Date.

5.	Pre-Closing Covenants.

The Parties agree as follows with respect to the period between the execution of this Agreement and the Closing.

5.1. General. Each of the Parties will use its reasonable commercial efforts to take all action and to do all things necessary, proper, or advisable in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in §7 below).

5.2. Notices and Consents. Dana will give any notices to third parties, and Dana will use its reasonable commercial efforts to obtain any third party consents, that Buyer reasonably may request in connection with the matters referred to in §3.3 above. Each of the Parties will give any notices to, make any filings with, and use its reasonable commercial efforts to obtain any authorizations, consents, and approvals of governments and governmental agencies in connection with the matters referred to in §3.3 and §4.3 above.

5.3. Operation of Business. Except with the consent of Buyer, which must be in writing, Dana shall carry on the business of the Business in the Ordinary Course of Business and, to the extent consistent therewith, use its best efforts to preserve intact the current business organizations, keep available the services of the current employees and preserve the relationships with customers, suppliers, licensors, licensees, distributors and others having business dealings with it. Without limiting the generality of the foregoing, during the period from the date of this Agreement to the Closing, as relating to the Business, Dana shall not:

(a) acquire or agree to acquire any assets that are material, individually or in the aggregate, to the Business, except purchases of inventory in the Ordinary Course of Business consistent with past practice;

(b) (i) grant to any employee of the Business any increase in compensation, (ii) grant to any employee of the Business any increase in severance or termination pay, (iii) enter into any employment, consulting, indemnification, severance or termination agreement with any such employee, (iv) establish, adopt, enter into or amend in any material respect any collective bargaining agreement or Benefit Plan, or (v) take any action to accelerate any material rights or benefits, or make any material determinations under any collective bargaining agreement or Benefit Plan, except as otherwise required by applicable law or regulation;

(c) make any change in accounting methods, principles or practices affecting the reported assets, liabilities or results of operations of the Business;

(d) sell (except for sales of inventory in the Ordinary Course of Business), lease, mortgage or otherwise encumber or subject to any Encumbrance or otherwise dispose of any of the properties or assets of the Business having a fair market value in excess of $25,000;

(e) incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person;

(f) make or agree to make any new capital expenditure or expenditures which, in the aggregate, are in excess of $50,000;

(i) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than those incurred in the Ordinary Course of Business consistent with past practice, or waive the benefits of, or agree to modify in any manner, any confidentiality, standstill or similar agreement; or

(j) authorize any of, or commit or agree to take any of, the foregoing actions or take any action which would be prohibited by §3.7.

5.4. Full Access. Dana will permit (and will cause the Business to permit) representatives of Buyer to have full access at all reasonable times, and in a manner so as not to unreasonably interfere with the normal business operations of the Business, to all premises, properties, personnel, books, records (including tax records), contracts, and documents of or pertaining primarily to the Business. Buyer will treat and hold as such any Confidential Information it receives from any of Dana and its Subsidiaries in the course of the reviews contemplated by this §5.4, will not use any of the Confidential Information except in connection with this Agreement, and, if this Agreement is terminated for any reason whatsoever, will return to Dana and its Subsidiaries all tangible embodiments (and all copies) of the Confidential Information which are in its possession. The Parties will cooperate with one another during due diligence and Buyer will have a reasonable amount of time to review the due diligence material, even if this requires an extension of the due diligence period (but only for such material, if any, provided close to the end of what would otherwise be the end of the due diligence period).

5.5. Notice of Developments. Each Party will give prompt written notice to the other Party of any material adverse development causing a breach of any of its own representations and warranties in §3 and §4 above. No disclosure by any Party pursuant to this §5.5, however, shall be deemed to amend or supplement the Disclosure Letter or to prevent or cure any misrepresentation, breach of warranty, or breach of covenant.

5.6. Exclusivity. Until such time, if any, as this Agreement is terminated pursuant to §9, Dana will not, and will cause each of its representatives not to, directly or indirectly, solicit, initiate or encourage any inquiries or proposals from, discuss or negotiate with, or provide any non-public information to, any Person (other than Buyer) relating to any transaction involving the sale of the business or the assets

(other than in the Ordinary Course of Business) of the Business, or any merger, consolidation, business combination or similar transaction involving the change in control of the Business.

5.7. Title Insurance and Related Real Estate Matters. Dana has delivered to Buyer, with respect to the Real Property, a title commitment for an ALTA Owner’s Policy of Title Insurance Form B-1987 (or equivalent policy reasonably acceptable to Buyer if the real property is located in a state in which an ALTA Owner’s Policy of Title Insurance Form B-1987 is not available), in the amount of $3,775,065.00, insuring title to such real property to be in Buyer as of the Closing (subject only to the title exceptions described above in §3.10 of this Agreement and Part 3.10 of the Disclosure Letter). Such title insurance policy shall (a) insure title to the real property and all recorded easements benefiting such real property, (b) contain an “extended coverage endorsement” insuring over the general exceptions contained customarily in such policies, a “zoning endorsement”, (c) contain such other endorsements and terms as are customary and reasonable in the circumstances, and (d) not contain the creditor’s rights exclusion. Dana shall pay the cost of the title search and Buyer shall pay the additional cost required for the title insurance policy. Moreover, Dana will provide an ALTA survey of the Real Property at Dana’s cost within 14 days after the date of this Agreement. At Closing, real estate taxes and assessments shall be prorated between Dana and Buyer with taxes assessed for periods preceding the Closing to be paid by Dana.

5.8. Employees.

(a) Dana shall retain responsibility for all obligations, if any, with respect to any employee who is not an active, full time employee or who is on any long-term leave of absence as of the Closing or who does not accept an offer of employment and Buyer shall have no obligation with respect thereto except to the extent of any breach of Buyer’s representation in Section 4.5 above. Dana shall treat any employee of the Business who is hired by Buyer as a terminated participant for purposes of the Employee Benefit Plans, including the provision of any required notices pursuant to the provisions of any such plan or applicable law. Subject to its need for the services of such persons, Buyer shall preferentially offer employment to employees of the Business who were on short-term disability as of the Closing and who are ready, willing, and able, as reasonably determined by Buyer, to return to employment at the Business within 6 months after Closing. Buyer does not assume any employee retention agreements, contract employees or consultants. Buyer’s obligations in this §5.8 shall survive the Closing as specifically provided herein. The offers of employment or decisions to make offers by Buyer under this Section 5.8 shall be made in compliance with applicable federal and state laws prohibiting discrimination on the basis of race, sex, disability and the like. Buyer shall not engage in a “mass layoff” or “plant closing” as defined in the United States Worker Adjustment and Retraining Notification Act (the “WARN Act”) affecting the Business within 90 days after the Closing without complying with the WARN Act. Dana shall timely, but not necessarily before Closing, resolve any and all grievances, arbitration, unfair labor practice charges, lawsuits and any other legal proceedings related to the hourly employees arising out of events occurring prior to the Closing. Dana’s obligations in this §5.8 shall survive the Closing as specifically provided herein. In addition, Buyer and Dana will cooperate concerning the transition from the Employee Benefit Plans to Buyer’s plans, including the transition of medical insurance coverage for employees (but not including the transfer of any pre-tax medical accounts), and the direct rollover of 401(k) assets including the transfer of any loan balances and associated promissory notes or similar instruments and the parties agree to execute any documents or take any other actions reasonably required to effectuate such transfers.

(b) Prior to the Closing, Dana shall terminate certain positions in consultation with Buyer to reflect the reduced volumes of production in the Business (the “Pre-Closing Terminations”).

5.9. Qualified Supplier. Dana’s Commercial Vehicle Systems division and Traction Technologies Group shall make reasonable commercial efforts to add Buyer to any and all of its bidders’ lists that may exist from time-to-time for purposes of outsourcing forging and machining work within Dana. In addition, Dana shall sponsor and facilitate the introduction of Buyer’s representatives with the appropriate people at each of Dana’s SBUs including the Automotive Systems Group for the express purpose of giving Buyer the opportunity to become a qualified supplier for each of the SBUs, but this in no way guarantees that Buyer will receive additional business from Dana.

5.10. Retained Products. By the time specified in the Manufacturing Agreement attached as Exhibit 7.1B, Dana will have moved substantially all of the production of all Retained Products (excluding the Mack production line) to another source and will have otherwise terminated production of the Retained Products at the Business, consistent with its obligations under Section 6.14.

6.	Post-Closing Covenants.

The Parties agree as follows with respect to the period following the Closing.

6.1. General. If at any time after the Closing any further action is necessary to carry out the purposes of this Agreement, each of the Parties shall take such further action (including the execution and delivery of such further instruments and documents) as the other Party reasonably may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefor under §8 below). Dana acknowledges and agrees that from and after the Closing Buyer will be entitled to possession of all documents, books, records (including tax records), agreements, and financial data of any sort relating to the Business. Buyer shall retain such records for at least five (5) years after the Closing Date, and for any such longer period as may be reasonably requested by Dana.

6.2. Litigation and Tax Audit Support. In the event and for so long as any Party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with (i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving the Business, the other Party shall cooperate with the contesting or defending Party and its counsel in the contest or defense, make available its personnel, and provide such testimony and access to its books and records as necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under §8 below).

6.3. Transition. Dana may not take any action that is designed or intended to have the effect of discouraging any lessor, licensor, customer, supplier, or other business associate of the Business from maintaining the same business relationships with the Business after the Closing as it maintained with the Business prior to the Closing.

6.4. Confidentiality.

(a) Each Party shall treat and hold as such all of the Confidential Information (with the exception of securities law related disclosures), refrain from using any of the Confidential Information except in connection with this Agreement, and deliver promptly to the disclosing Party or destroy, at the request and option of the disclosing Party, all tangible embodiments (and all copies) of the Confidential Information which are in its possession. If the receiving Party is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information, the receiving Party shall notify the disclosing Party promptly of the request or requirement so that the disclosing Party may seek an appropriate protective order or waive compliance with the provisions of this §6.4. If, in the absence of a protective order or the receipt of a waiver hereunder, the receiving Party is, on the advice of counsel, compelled to disclose any Confidential Information to any tribunal or else stand liable for contempt, the receiving Party may disclose the Confidential Information to the tribunal.

(b) Without limiting the generality of the foregoing, Buyer may not disclose or use for its own benefit any information disclosed by Dana regarding its steel costs, including but not limited to seeking discounts from steel suppliers.

(c) Tax Shelter Disclaimer. Notwithstanding anything in this Agreement to the contrary, the Parties (and each affiliate and person acting on behalf of any such Party) agree that each Party (and each employee, representative, and other agent of such Party) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions described in this Agreement and all materials of any kind (including opinions or other tax analyses) provided to such Party or such person relating to such tax treatment and tax structure, except to the extent necessary to comply with any applicable federal or state securities laws. This authorization is not intended to permit disclosure of any other information including, without limitation: (a) any portion of any materials to the extent not related to the tax treatment or tax structure of the transactions described in this Agreement, (b) the identities of participants or potential participants, (c) the existence or status of any negotiations (except to the extent such negotiations are related to the tax treatment or tax structure of transactions described in this Agreement), (d) any pricing or financial information (except to the extent such pricing or financial information is related to the tax treatment or tax structure of transactions described in this Agreement), or (e) any other term or detail not relevant to the tax treatment or tax structure of transactions described in this Agreement; provided, however, that such disclosure may not be made until the earlier of the date of (i) public announcement of discussions relating to the transactions described in this Agreement, (ii) public announcement of the transactions described in this Agreement, or (ii) execution of this Agreement.

6.5. Post-Closing Inventory Repurchase.

(a) At Buyer’s election, Buyer may sell back to Dana any inventory purchased by Buyer pursuant to this Agreement that remains unused 180 days or more after Closing at its book value as of Closing and with payment for such inventory as of the date such inventory is repurchased. “Slow Inventory” means any such inventory sold back to Dana.

(b) Buyer shall repurchase items of the Slow Inventory from Dana, as needed from time-to-time to meet the new or replacement part requirements of customers for which the items of Slow Inventory were originally manufactured, prior to manufacturing any more of that part number for those customers, for a period of 2 years after Closing. The repurchase price of Slow Inventory repurchased by Buyer shall be its book value as of Closing.

(c) Buyer shall semiannually provide Dana with sales information on Slow Inventory repurchased under §6.5(b) for verification for a period of 2 years after Closing. The Parties shall work together to determine the appropriate means for the storage and/or transfer of any Slow Inventory. If Dana desires, Buyer shall store some or all of the Slow Inventory on-site in Morganton, without charge to Dana. If Dana requests security for this inventory outside the ordinary course, Dana shall pay Buyer’s incremental out-of-pocket costs. Dana will obtain and pay the cost of any insurance for the Slow Inventory in amounts and with such coverages as customary in the industry. Buyer will not be held liable for the loss, damage or deterioration of the inventory, which shall be the sole responsibility of Dana.

6.6. Transition Services. Dana will provide for the continued use of the existing Oracle enterprise resource planning system, including the continued provision of technical support for such system in a manner consistent with that generally provided prior to the Closing, including the continued provision of technical support for such system in a manner consistent with that generally provided prior to the Closing, for a period of up to 12 months after Closing without charge, and for any other Excluded Software as reasonably requested by Buyer. Dana’s support for the Oracle system will be limited to restoring service after any crash or similar interruption, but not for programming or other changes. In addition, Buyer and Dana will cooperate concerning the transition from the Employee Benefit Plans to Buyer’s plans, including the transition of medical insurance coverage for employees (but not including the transfer of any pre-tax medical accounts), and the direct rollover of 401(k) assets including the transfer of any loan balances and associated promissory notes or similar instruments and the parties agree to execute any documents, share any information or take any other actions to the extent reasonably required to effectuate such transfers or transitions, to ensure that each such direct rollover is lawfully completed, including, without limitation, that Dana shall cause the Plan’s Administrator to complete all such transfers no later than the end of the calendar quarter following the Closing.

6.7. Post-Closing Payments. Subject to the collection by Dana of the accounts receivable outstanding as of the Closing Date, if Dana receives payment from any customer relating to sales of the Business occurring after the Closing Date, Dana shall forward such payment to Buyer to a bank of Buyer’s choice as soon as reasonably possible after clearance by Dana’s banks.

6.8. Continuation Coverage. Dana shall timely provide any legally required health care continuation coverage under any Employee Benefit Plan relating to current and former employees of the Business.

6.9. Exclusivity.

(a) Subject to the terms in the Supply Agreement, Dana will purchase the Parts exclusively from Buyer.

(b) Dana acknowledges that Buyer may not have an adequate remedy at law in the event of violation of this §6.9. Therefore, Buyer may be entitled to injunctive relief and/or specific performance, in addition to whatever remedies it may have, at law or in equity, against Dana under this §6.9.

6.10. Non-Solicitation. For the period during which the Supply Agreement is in effect, neither Dana nor any of its Affiliates shall directly or indirectly solicit any then-current employee of Buyer or the Business (with respect to the Business, employed by Dana prior to the Closing Date who accepts employment with Buyer) nor shall Dana or any of its Affiliates encourage any such employee to terminate his or her employment with Buyer or the Business; provided, however, that such limitation shall not include generalized searches for employees through media advertisements that are not focused on persons employed by Buyer or the Business. For the period during which the Supply Agreement is in effect, neither Buyer nor any of its Affiliates shall directly or indirectly solicit any then-current employee of Dana nor shall Buyer or any of its Affiliates encourage any such employees to terminate his or her employment with Dana; provided, however, that such limitation shall not include generalized searches for employees through media advertisements that are not focused on persons employed by Dana.

6.11. Medical Benefits. Dana shall be responsible for claims for medical benefits incurred before the Closing Date and that are payable under the terms of the Employee Benefit Plans. A claim for benefits is incurred for this purpose when the service is provided.

6.12. Bulk Sales. Dana shall take all steps, if any, as may be required to comply with any applicable bulk sale or bulk transfer act, or indemnify Buyer as provided in Section 8.2 hereof.

6.13. Closing Balance Sheet. Buyer shall deliver a Closing Balance Sheet to Dana within ten (10) business days after the Closing Date.

6.14. Removal of Excluded Assets. Dana shall remove all Excluded Assets except for those items of unused perishable tooling and unusable spare parts referred to in Section 1.24(f) from the Business’s premises at Dana’s cost in a manner, and at times, which are reasonably satisfactory to Buyer (including without limitation the repair and/or replacement of all foundations, power supplies, flooring, or any other aspect of the facilities, and the handling and removal of all liquids, solvents, or other related materials).

6.15. Removal of Glasgow Assets. As part of the proposed purchase of Dana’s plant in Toluca, Mexico, Buyer shall purchase the production equipment formerly used exclusively for the machining of carriers (the production of which having since been moved to the Business) and currently located in Dana’s Glasgow, Kentucky plant. The purchase price for this equipment will be equal to its net book value at the time of such purchase, which will occur on or before the first anniversary of the Closing, regardless of whether Buyer proceeds to close on the purchase of the Toluca plant. The terms and conditions of the purchase will be the subject of a separate agreement between Buyer and Dana.

6.16. Other Parts. With respect to parts not covered in the Supply Agreement but for which Buyer is acquiring tooling pursuant to this Agreement, Buyer will cooperate with Dana in the production of parts, provided, however, that Dana must pay Buyer a price for such Parts that is reasonable considering Buyer’s costs and lot sizes ordered by Dana.

6.17. Intellectual Property Rights. Notwithstanding anything in this Agreement to the contrary, the intellectual property provisions in this Agreement are intended to convey to Buyer all intellectual property rights necessary for Buyer to operate the Acquired Assets and to produce Parts, but these intellectual property provisions are not intended to convey to Buyer any design rights in the Parts, or to constrain Dana’s ability to operate its businesses, even though Dana may use the same or similar trade secrets and know-how in its other operations.

6.18. Consignment of Perishable Tooling and Spare Parts.

(a) After Closing, Dana will not remove any unused perishable tooling (if any) or spare parts constituting Excluded Assets and relating to Parts (collectively, the “Consigned Spare Parts”). Instead, the Consigned Spare Parts will remain at the Business on a consignment basis and used by Buyer as needed from time to time. Buyer will submit quarterly reports to Dana regarding any use of the Consigned Spare Parts and will include payment for any used items, at Dana’s cost (including inbound freight).

(b) If Buyer has not purchased at least $200,000 worth of the Consigned Spare Parts by December 31, 2004, then Buyer shall purchase either (i) an amount of Consigned Spare Parts at the Business that results in a cumulative total for such purchases of Consigned Spare Parts not less than $200,000; or (ii) an amount of spare parts from either (a) Consigned Spare Parts at the Business, (b) consigned perishable tooling or spare parts from Toluca, if any, and (c) consigned perishable tooling and spare parts from other commodity lines purchased by Buyer from Dana, if any, such that the cumulative total for such purposes from all sources is not less than $200,000. Once Buyer has met its commitment to purchase $200,000 of perishable tooling and spare parts in the aggregate from consignment, Dana will provide Buyer with the right to purchase any remaining items at a mutually agreeable price prior to removing any such items from Buyer’s premises.

6.19. Termination and Layoff Costs.

(a) Buyer will reimburse Dana for any and all costs associated with the Pre-Closing Termination (including reasonable attorneys fees, if any, in connection with employee lawsuits challenging such terminations except to the extent that any such employee prevails in a claim of discrimination).

(b) The Parties will cooperate in good faith to coordinate the movement of production of Retained Products out of the Business and the production of certain other commodity lines to be purchased by Buyer from Dana into the Business in a way to minimize or eliminate layoff costs. Employees laid off by Buyer in connection with such production movements will receive such layoff compensation and benefits as may exist under Buyer’s benefit plans, and Dana will reimburse Buyer fifty percent (50%) of the layoff benefits provided to such employees (until the earlier of the date they are recalled to work for Buyer or the date of expiration of their layoff benefits) and any and all other costs associated with such layoff (including reasonable attorneys fees, if any, in connection with employee lawsuits challenging such layoffs except to the extent such employee prevails in a claim of discrimination).

7.	Conditions to Obligation to Close.

7.1. Conditions to Obligation of Buyer. The obligation of Buyer to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

(a) the representations and warranties set forth in §3 above shall be true and correct in all material respects at and as of the Closing Date;

(b) Dana shall have performed and complied with all of its covenants hereunder in all material respects through the Closing;

(c) Dana shall have procured all of the third party consents specified in §5.2 above and the title insurance commitment specified in §5.7 above;

(d) no action, suit, or proceeding shall be pending before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (i) prevent consummation of any of the transactions contemplated by this Agreement, (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, or (iii) affect adversely the right of Buyer to own the Acquired Assets, and to operate the former businesses of the Business (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect);

(e) The parties shall have agreed upon an Estimated Closing Balance Sheet;

(f) Dana shall have delivered to Buyer a certificate to the effect that each of the conditions specified above in §7.1(a)-(d) is satisfied in all respects;

(g) Dana and Buyer shall have received all authorizations, consents, and approvals of governments and governmental agencies referred to in §3.3 and §4.3 above, if so required;

(h) the Parties shall have entered into a Supply Agreement and a Manufacturing Agreement in form and substance as set forth in Exhibits 7.1A and B, respectively, and the same shall be in full force and effect, including the mutually satisfactory completion of all exhibits and schedules thereto;

(i) all actions to be taken by Dana in connection with consummation of the transactions contemplated hereby and all certificates, opinions, instruments, Exhibits and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to Buyer;

(j) there shall not have occurred any material adverse change in the business, operations or prospects of the Business nor any destruction or significant damage to any material asset of the Business;

(k) Buyer shall have completed its due diligence review of the Business, the results of which must be satisfactory to Buyer in Buyer’s sole discretion; provided, however, if Buyer has not completed this review within 45 days of the date of this Agreement, or such later date to which the Parties agree, or Buyer has not duly invoked this condition, then Buyer shall be deemed to have waived this condition;

(l) Buyer shall have completed its environmental review of the Business, the results of which must be satisfactory to Buyer in Buyer’s sole discretion; provided, however, if Buyer has not completed this review within 45 days of the date of this Agreement, or Buyer has not duly invoked this condition, then Buyer shall be deemed to have waived this condition; and

(m) Dana shall have delivered to Buyer the Disclosure Letter contemplated by this Agreement, the contents of which must be acceptable to Buyer, in its sole discretion.

Buyer may waive any condition specified in this §7.1 if it executes a writing so stating at or prior to the Closing.

7.2. Conditions to Obligation of Dana. The obligation of Dana to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

(a) the representations and warranties set forth in §4 above shall be true and correct in all material respects at and as of the Closing Date;

(b) Buyer shall have performed and complied with all of its covenants hereunder in all material respects through the Closing;

(c) no action, suit, or proceeding shall be pending before any court or quasi-judicial or administrative agency of any federal, state, local, or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling, or charge would (i) prevent consummation of any of the transactions contemplated by this Agreement or (ii) cause any of the transactions contemplated by this Agreement to be rescinded following consummation (and no such injunction, judgment, order, decree, ruling, or charge shall be in effect);

(d) Buyer shall have delivered to Dana a certificate to the effect that each of the conditions specified above in §7.2(a)-(c) is satisfied in all respects;

(e) Dana and Buyer shall have received all material authorizations, consents, and approvals of governments and governmental agencies referred to in §3.3 and §4.3 above, if required;

(f) the Parties and Buyer shall have entered into a Supply Agreement and a Manufacturing Agreement in form and substance as set forth in Exhibits 7.1A and B, respectively, and the same shall be in full force and effect; and

(g) all actions to be taken by Buyer in connection with consummation of the transactions contemplated hereby and all certificates, opinions, instruments, and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to Dana.

Dana may waive any condition specified in this §7.2 if it executes a writing so stating at or prior to the Closing.

8.	Remedies for Breaches of This Agreement.

8.1. Survival of Representations and Warranties. All of the representations and warranties of the Parties shall survive the Closing (even if the damaged Party knew or had reason to know of any misrepresentation or breach of warranty at the time of Closing) and continue in full force and effect for a period of two years thereafter, except for tax claims, which are dealt with specifically in §8.4.

8.2. Indemnification Provisions for Benefit of Buyer.

(a) If Dana breaches any of its representations, warranties, and covenants contained in this Agreement, and if there is an applicable survival period pursuant to §8.1 above, provided that Buyer makes a written claim for indemnification against Dana pursuant to §10.7 below within such survival period, then Dana shall indemnify Buyer from and against the entirety of any Adverse Consequences Buyer may suffer through and after the date of the claim for indemnification (including any Adverse Consequences Buyer may suffer after the end of any applicable survival period) resulting from, arising out of, relating to, in the nature of, or caused by the breach; provided, however, that (i) Dana has no obligation to indemnify Buyer from and against any Adverse

Consequences resulting from, arising out of, relating to, in the nature of, or caused by the breach of any representation or warranty of Dana until Buyer has suffered Adverse Consequences by reason of all such breaches in excess of a $50,000 aggregate deductible (after which point Dana will be obligated only to indemnify Buyer from and against further such Adverse Consequences) and (ii) there will be a ceiling in the amount of the Purchase Price on the obligation of Dana to indemnify Buyer from and against Adverse Consequences resulting from, arising out of, relating to, in the nature of, or caused by breaches of the representations and warranties of Dana.

(b) Dana shall indemnify Buyer from and against the entirety of any Adverse Consequences Buyer may suffer resulting from, arising out of, relating to, in the nature of, or caused by any liability of Dana which is not an Assumed Liability (including any liability of Dana that becomes a liability of Buyer under any bulk transfer law of any jurisdiction, under any common law doctrine of de facto merger or successor liability, or otherwise by operation of law).

8.3. Indemnification Provisions for Benefit of Dana.

(a) If Buyer breaches any of its representations, warranties, and covenants contained in this Agreement, and if there is an applicable survival period pursuant to §8.1 above, provided that Dana makes a written claim for indemnification against Buyer pursuant to §10.7 below within such survival period, then Buyer shall indemnify Dana from and against the entirety of any Adverse Consequences Dana may suffer through and after the date of the claim for indemnification (including any Adverse Consequences Dana may suffer after the end of any applicable survival period) resulting from, arising out of, relating to, in the nature of, or caused by the breach; provided, however, that (i) Buyer has no obligation to indemnify Dana from and against any Adverse Consequences resulting from, arising out of, relating to, in the nature of, or caused by the breach of any representation or warranty of Buyer until Dana has suffered Adverse Consequences by reason of all such breaches in excess of a $50,000 aggregate deductible (after which point Buyer will be obligated only to indemnify Dana from and against further such Adverse Consequences) and (ii) there will be a ceiling in the amount of the Purchase Price on the obligation of Buyer to indemnify Dana from and against Adverse Consequences resulting from, arising out of, relating to, in the nature of, or caused by breaches of the representations and warranties of Buyer.

(b) Buyer shall indemnify Dana from and against the entirety of any Adverse Consequences Dana may suffer resulting from, arising out of, relating to, in the nature of, or caused by any Assumed Liability.

8.4. Tax Indemnification. Notwithstanding the foregoing, for matters relating to Taxes, (a) the survival period described in §8.1 shall last for the period of the relevant statute of limitations for assessment; and (b) the deductible and ceiling described in §8.2(a) shall not apply.

8.5. Environmental Matters.

(a) Indemnification by Dana.

(i) Dana hereby agrees that it shall indemnify, defend and hold harmless Buyer, its Affiliates and if applicable, their respective directors, officers, shareholders, partners, employees, representatives and agents and their heirs, successors and assigns from, against and in respect of any actual damages, claims, liabilities, losses, charges, assessments, settlements, judgments, actions, suits, proceedings, deficiencies, taxes, interest (on amounts expended by Buyer for which it is entitled to be indemnified hereunder other than in the case of third-party claims, calculated using the “prime commercial lending rate” of JP Morgan Chase or any successor thereto), penalties, and reasonable costs and expenses (including, without limitation, reasonable attorney’s fees, removal costs, remediation costs, closure costs, capital operating and maintenance costs, compliance costs, disposal costs, fines, penalties and expenses of investigation, testing and ongoing monitoring) (“Losses”) imposed on, sustained, incurred or suffered by or asserted against Buyer, directly or indirectly, relating to or arising out of, subject to the provisions of §8.5(d), any Pre-Closing Environmental Liability of which Dana has been notified by the second anniversary of the Closing Date.

(ii) The indemnity in §8.5(a)(i) shall expire on and shall not survive after the second anniversary of the Closing, and the deductible and ceiling described in §8.2(a) shall not apply; provided, however, that such indemnity shall survive and continue in full force and effect as to all claims indemnifiable thereunder for which Buyer has provided Dana with notice on or before such date.

(b) Characterization of Indemnification Payments. All amounts paid by Dana and Buyer, as the case may be, under this §8.5 shall be treated as adjustments to the Purchase Price for Tax purposes.

(c) Computation of Losses Subject to Indemnification. The amount of any Loss for which indemnification is provided under this §8.5 shall be computed net of any insurance proceeds recovered by Buyer in connection with such Loss.

(d) Pre-Closing Environmental Liabilities.

(i) In connection with any and all Pre-Closing Environmental Liabilities, Dana shall have the right to conduct and retain exclusive control over any Remedial Action, correction of noncompliance or other action, including, without limitation, the exclusive right to (A) conduct and obtain any tests, reports, surveys and investigations, (B) contact, negotiate or otherwise deal with Governmental Entities, (C) prepare any plan for Remedial Action, correction of noncompliance or other action, and (D) conduct or direct any such Remedial Action, correction of noncompliance or other action, provided that with respect to any Pre-Closing Environmental Liabilities for which Dana is required to indemnify Buyer pursuant to §8.5(a), Dana shall use reasonable efforts to consult with Buyer in good faith prior to conducting any such Remedial Action, correction of noncompliance or other action and shall conduct itself as would a prudent business person complying with applicable environmental law.

(ii) Notwithstanding the foregoing, Dana and Buyer agree that Dana shall have no obligation to indemnify Buyer for Pre-Closing Environmental Liabilities pursuant to §8.5(a) unless the Remedial Action, correction of noncompliance or such other action in connection with such Pre-Closing Environmental Liability was undertaken as a result of (A) any violation of Environmental Law, (B) the presence of Hazardous Substances in the real property of the Business at levels in excess of any applicable levels or standards set forth, established, published, proposed or promulgated under, pursuant to or by any Environmental Law or Government Entity having jurisdiction over such Remedial Action, correction of noncompliance or action (“Trigger Standards”), provided that to the extent there are no such Trigger Standards, the standards contained in EPA Region IV Risk-Based Concentration Table shall be the applicable Trigger Standards, (C) any requirement or order of any Governmental Entity based upon any Environmental Law, or (D) any imminent and substantial endangerment to human health and safety.

(iii) Dana and Buyer agree that any Remedial Action, correction of noncompliance or other action to be undertaken (A) shall be the most reasonable cost-effective method under the circumstances and based upon the assumption that the real property of the Business is and will continue to be used for industrial (as opposed to residential) purposes, (B) shall not exceed [x] the least stringent requirements of any applicable Environmental Law or any clean-up standards set forth, established, published, proposed or promulgated under, pursuant to or by any Environmental Law or Governmental Entity having jurisdiction over such Remedial Action, correction of noncompliance or other action, or [y] any requirement or order of any Governmental Entity having jurisdiction over such Remedial Action, correction of noncompliance or action, and (C) shall be conducted in compliance in all material respects with all Environmental Laws. To the extent necessary to achieve the purposes set forth in §8.5(d)(iii)(A), Buyer shall agree to a deed restriction on the property that is subject to such Remedial Action.

(iv) Buyer agrees that it shall not solicit or importune any Governmental Entity to require any Remedial Action, correction of noncompliance or other actions unless (A) required by Environmental Law, Governmental Entity, court order or third party settlement agreement, (B) such Environmental Law or Trigger Standards have been violated or exceeded, or (C) in Buyer’s reasonable good faith judgment, in order to protect human health and safety from any substantial and imminent endangerment.

(v) Within thirty (30) days after the receipt thereof (but in the 24th month after the Closing Date Buyer shall use best efforts to notify Dana as soon as possible) Buyer shall notify Dana of any condition which may be subject to indemnity pursuant to §8.5(a) upon receipt of any written document concerning such matter. Buyer shall notify Dana of any release of Hazardous Substances or conditions which Buyer believes may adversely impact a Remedial Action or any other action after such matter comes to Buyer’s attention; provided that failure to notify Dana as provided in this subsection shall not prejudice the rights of Buyer hereunder except to the extent any additional harm is suffered by Dana as a result of such delay.

(vi) Dana and Buyer mutually agree to cooperate in connection with any Pre-Closing Environmental Liabilities subject to indemnification under this §8.5. Upon request, Buyer shall provide Dana, including, without limitation, its agents, representatives and contractors, unrestricted access (subject to the requirement not to unreasonably disrupt the business or operations of Buyer) to the property of the Business for the purpose of conducting any activity pursuant to this Article including, without limitation, Remedial Actions and corrections of noncompliance. Dana and Buyer each agree that they shall maintain in strict confidence any information concerning any Pre-Closing Environmental Liabilities other than any disclosure required by applicable securities laws. If any law requires any party to disclose such information, such party will promptly notify the other party and will give such other party the opportunity to review and comment in advance upon the content and timing of any such disclosure. Buyer shall submit any reimbursement requests for which Buyer is seeking indemnification pursuant to §8.5(a) to Dana and, as promptly as practicable after receipt of such reimbursement requests, Dana shall pay such reimbursement requests.

(e) Investigation Costs. Buyer shall have the unrestricted right to initiate and control the conduct of and shall pay for the environmental investigations of the real property of the Business purchased by Buyer pursuant to this Agreement that Buyer may undertake after the Closing Date. Under the Buyer’s reasonable direction, Dana will complete any post-closing remediation plan development and implementation to insure that any and all issues are adequately addressed. Buyer shall be entitled to audit Dana’s remediation plan development and implementation, if any. Dana shall reimburse Buyer for any and all expenses incurred by Buyer (including to conduct and obtain tests, reports, surveys, audits and investigations) beginning with due diligence and lasting through the second anniversary of the Closing Date, up to a maximum of $200,000, less any similar amounts reimbursed by Dana with respect to the Toluca, Mexico, plant.

8.6. Matters Involving Third Parties.

(a) If any third party shall notify any Party (the “Indemnified Party”) with respect to any matter (a “Third Party Claim”) which may give rise to a claim for indemnification against the other Party (the “Indemnifying Party”) under this §8, then the Indemnified Party shall promptly notify the Indemnifying Party thereof in writing; provided, however, that no delay on the part of the

Indemnified Party in notifying the Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Indemnifying Party thereby is prejudiced.

(b) The Indemnifying Party will have the right to assume the defense of the Third Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party at any time within 15 days after the Indemnified Party has given notice of the Third Party Claim; provided, however, that the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim.

(c) So long as the Indemnifying Party has assumed and is conducting the defense of the Third Party Claim in accordance with §8.6(b) above, (i) the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Party (not to be withheld unreasonably) unless the judgment or proposed settlement involves only the payment of money damages by the Indemnifying Party and does not impose an injunction or other equitable relief upon the Indemnified Party and (ii) the Indemnified Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party (not to be withheld unreasonably).

(d) If the Indemnifying Party does not assume and conduct the defense of the Third Party Claim in accordance with §8.6(b) above, however, (i) the Indemnified Party may defend against, and consent to the entry of any judgment or enter into any settlement with respect to, the Third Party Claim in any manner it reasonably may deem appropriate (and the Indemnified Party need not consult with, or obtain any consent from, the Indemnifying Party in connection therewith) and (ii) the Indemnifying Party will remain responsible for any Adverse Consequences the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim to the fullest extent provided in this §8.

8.7. Exclusive Remedy. Buyer and Dana acknowledge and agree that the foregoing indemnification provisions in this §8 shall be the exclusive remedy of Buyer and Dana with respect to the Business and the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, Buyer and Dana hereby waive any statutory, equitable, or common law rights or remedies relating to any environmental matters, including without limitation any such matters arising under any Environmental, Health, and Safety Requirements and including without limitation any arising under the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”).

9.	Termination.

9.1. Termination of Agreement. Certain of the Parties may terminate this Agreement as provided below:

(a) Buyer and Dana may terminate this Agreement by mutual written consent at any time prior to the Closing;

(b) Buyer may terminate this Agreement by giving written notice to Dana:

(i) no later than 45 days after the date of this Agreement, or such later date to which the Parties agree, if Buyer is not satisfied with the results of its due diligence investigation, in its sole discretion;

(ii) no later than 45 days after the date of this Agreement, if Buyer is not satisfied with the results of its environmental review, in its sole discretion;

(iii) at any time prior to the Closing, if Dana has breached any representation, warranty, or covenant contained in this Agreement in any material respect, Buyer has notified Dana of the breach, and the breach has continued without cure for a period of 30 days after the notice of breach; and

(iv) at any time on or after December 31, 2003, if Closing has not occurred (unless the failure results primarily from Buyer itself breaching any representation, warranty, or covenant contained in this Agreement).

(c) Dana may terminate this Agreement by giving written notice to Buyer at any time prior to the Closing (i) if Buyer has breached any representation, warranty, or covenant contained in this Agreement in any material respect, Dana has notified Buyer of the breach, and the breach has continued without cure for a period of 30 days after the notice of breach or (ii) if the Closing shall not have occurred on or before December 15, 2003 (unless the failure results primarily from Dana itself breaching any representation, warranty, or covenant contained in this Agreement).

9.2. Effect of Termination. If any Party terminates this Agreement pursuant to §9.1 above, all rights and obligations of the Parties hereunder shall terminate without any liability of any Party to the other Party (except for any liability of any Party then in breach); provided, however, that the confidentiality provisions contained in §6.4 above shall survive termination.

10.	Miscellaneous.

10.1. Press Releases and Public Announcements. No Party may issue any press release or public announcement relating to the subject matter of this Agreement without the prior written approval of the other Party; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its or its Affiliates’ publicly-traded securities (in which case the disclosing Party must use reasonable commercial efforts to consult with the other Party prior to making the disclosure).

10.2. No Third-Party Beneficiaries. This Agreement does not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

10.3. Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement between the Parties and supersedes any prior understandings, agreements, or representations by or between the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

10.4. Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Party; provided, however, that Buyer may (i) assign any or all of its rights and interests hereunder to one or more of its Affiliates and (ii) designate one or more of its Affiliates to perform its obligations hereunder (in any or all of which cases Buyer nonetheless shall remain responsible for the performance of all of its obligations hereunder).

10.5. Counterparts. This Agreement may be executed in one or more counterparts, each of which is an original but all of which together constitute one and the same instrument.

10.6. Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

10.7. Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given if (and then two business days after) it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

To Dana:	Copy to:
Dana Corporation	Dana Corporation
Attn: Group Controller, HVTSG	Attn: General Counsel
6938 Elm Valley Drive	4500 Dorr Street
Kalamazoo, MI 49009	Toledo, Ohio 43697-1000

To Buyer:	Copy to:
Sypris Technologies, Inc.	Sypris Solutions, Inc.
Attn: President and CEO	Attn: General Counsel
2820 West Broadway	101 Bullit Lane, Suite 450
Louisville, Kentucky 40211	Louisville, Kentucky 40222

Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex, ordinary mail, or electronic mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Party notice in the manner herein set forth.

10.8. Governing Law. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Ohio without giving effect to any choice or conflict of law provision or rule (whether of the State of Ohio or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Ohio.

10.9. Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by Buyer and Dana. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

10.10. Expenses. Each of Buyer and Dana will bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby. Dana will pay any sales, use or transfer tax associated with the completion of this transaction; provided that Buyer will reimburse Dana for one-half of the North Carolina sales or use tax that may be levied as a result of Buyer’s purchase of the Business.

10.11. Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word “including” means including without limitation.

10.12. Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first written above.

SYPRIS TECHNOLOGIES, INC.	DANA CORPORATION

/s/ J. Kramer	/s/ William E. Hennessy

Signature	Signature

J. Kramer	William E. Hennessy
Printed Name	Printed Name

President and CEO	Attorney-In-Fact
Title	Title

ASSET PURCHASE AGREEMENT

LIST OF EXHIBITS

Exhibit 2.6A:	General Warranty Deed
Exhibit 2.6B:	Assignment and Assumption Agreement
Exhibit 2.9:	Allocation of Actual Cash Purchase Price
Exhibit 3:	Disclosure Letter
Exhibit 3.6:	Financial Statements
Exhibit 4.5:	Employees
Exhibit 7.1A:	Supply Agreement
Exhibit 7.1B:	Manufacturing Agreement

Schedules (or similar attachments) to this exhibit have not been filed because such schedules do not contain information which is material to an investment decision and which is not otherwise disclosed in the agreement or the Company’s disclosure documents. The Company agrees to furnish supplementally a copy of any omitted schedule to the Commission upon request.